EXHIBIT 99.1

EXECUTION VERSION

THIS TRANSACTION AGREEMENT is made this 26th day of February, 2021 (the “Agreement Date”)

AMONG:

COLLIERS INTERNATIONAL GROUP INC., a corporation existing under the Laws of the Province of Ontario (“Colliers”)

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HENSET CAPITAL INC., a corporation existing under the Laws of the Province of Ontario (“Henset Capital”)

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JAYSET CAPITAL CORP., a corporation existing under the Laws of the Province of Ontario (“Jayset Capital”)

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JAYSET MANAGEMENT CIG INC., a corporation existing under the Laws of the Province of Ontario (“Jayset Mgt”)

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JAY S. HENNICK, an individual resident in the City of Toronto, Ontario (“Jay”, and together with the Sellers, Henset Capital and Jayset Mgt, the “Hennick Parties”).

WHEREAS:

A.	on the Agreement Date: (i) Jayset Capital owns, beneficially and of record, all of the issued and outstanding shares in the capital of Hennick Holdco; and (ii) Hennick Holdco owns, beneficially and of record, all of the issued and outstanding shares in the capital of each of Jayset Mgt and Hennick Subco;

B.	Henset Capital owns, beneficially and of record, 1,325,694 Multiple Voting Shares in the capital of Colliers, being all of the issued and outstanding Multiple Voting Shares;

C.	Colliers, Jayset Mgt and Jay are parties to the MSA, pursuant to which Jayset Mgt has been providing management and other services to Colliers;

D.	prior to the Closing Date, the Hennick Parties will complete a series of transfers, exchanges and other matters substantially as set out in the Reorganization Memo, following the completion of which it is expected that: (i) Jayset Capital will own, beneficially and of record, all of the issued and outstanding common shares in the capital of Hennick Holdco; (ii) Hennick Holdco will own, beneficially and of record, all of the issued and outstanding shares in the capital of Hennick Subco; and (iii) Hennick Subco will own, beneficially and of record, all of the issued and outstanding shares in the capital of Jayset Mgt;

E.	the Parties are entering into this Agreement for the purpose of, among other things, having:

(i)	Colliers indirectly purchase from the Sellers all of the issued and outstanding shares in the capital of Jayset Mgt and, thereafter, terminate the MSA;

(ii)	Colliers, Management Co. and Jay enter into the New MSA; and

(iii)	Jay, Henset Capital, Colliers and Equity Financial Trust Company enter into the Trust Agreement which will include sunset provisions in respect of the Multiple Voting Shares and a waiver of the 115% premium on the Multiple Voting Shares;

in each case, upon the terms and conditions set forth in this Agreement; and

F.	after receiving a report recommending approval of the Transactions from the Special Committee, the Colliers Board has approved this Agreement as being in the best interests of Colliers, has authorized Colliers to enter into this Agreement and to complete the Transactions and recommends to the holders of Subordinate Voting Shares that they should vote in favour of the Transaction Resolution.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the Parties, and intending to be legally bound, the Parties covenant and agree as follows:

ARTICLE 1 – DEFINITIONS AND INTERPRETATION

1.1	Definitions. As used in this Agreement:

(a)	“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

(b)	“Agreement” means this Transaction Agreement, as amended, supplemented and/or restated from time to time;

(c)	“Agreement Date” has the meaning given on the first page of this Agreement;

(d)	“Allocation Schedule” has the meaning given in Section 3.4;

(e)	“ASPE” means the Canadian Accounting Standards for Private Enterprises, as in force at a given date, as well as the policies, procedures and methodology thereunder, all as amended from time to time;

(f)	“Bankruptcy Event” means, in respect of the Person then being referred to, that such Person: (i) is, has become or is deemed to be insolvent, liquidated or bankrupt within the meaning of, or has otherwise become subject to any insolvency, liquidation or bankruptcy actions or proceedings under, such insolvency, liquidation and bankruptcy or other like Laws as are applicable to such Person; (ii) has proposed a compromise or arrangement to such Person’s creditors generally or has taken any proceedings (whether public or private) with respect thereto or has had any declaration, petition or receiving order in bankruptcy or other like document filed against such Person; (iii) has taken any proceedings to have such Person declared bankrupt or insolvent or, if such Person is other than a human being, wound-up, dissolved or liquidated; or (iv) has taken any proceedings or given any consents to have a receiver, trustee, custodian, manager, creditors’ agent, encumbrancer or other like official or Person appointed over all or any part of such Person’s assets or property, or has had any receiver, trustee, custodian, manager, creditors’ agent, encumbrancer or other like official or Person take possession of all or any part of such Person’s assets or property, or has had any execution or distress become enforceable or become levied or enforced upon all or any part of such Person’s assets or property;

(g)	“Business Day” means a day other than a Saturday, a Sunday, a day which is observed as a legal holiday in the Province of Ontario and any day on which the Toronto Stock Exchange or the NASDAQ Global Select Market is not open for the regular conduct of business;

(h)	“Circular” means the management information circular of Colliers relating to, among other things, the consideration of the matters contemplated in subsection 2.4(a), including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to holders of Subordinate Voting Shares and Multiple Voting Shares in connection with the Meeting;

(i)	“Closing” has the meaning given in Section 8.4;

(j)	“Closing Cash” means the aggregate amount of cash of the Purchased Entities as of the Closing Time;

(k)	“Closing Date” has the meaning given in Section 8.4;

(l)	“Closing Time” means the time on the Closing Date at which the Closing occurs, which time shall be 8:30 a.m. (Toronto, Ontario local time) or such other time on the Closing Date as the Parties agree upon;

(m)	“Colliers” has the meaning given on the first page of this Agreement;

(n)	“Colliers Board” means the board of directors of Colliers;

(o)	“Colliers Fundamental Representations” means the representations and warranties of Colliers set forth in subsections 5.1(a) [Subsistence of Colliers]; 5.1(b) [Enforceability of Transaction Documents on Colliers], 5.1(c) [Authority of Colliers to Execute Transaction Documents] and 5.1(f) [Shares of Colliers];

(p)	“Colliers Indemnified Parties” has the meaning given in Section 11.1;

(q)	“Constituent Documents” means, in respect of the corporation, partnership, trust or other entity then being referred to, those documents pursuant to which it was incorporated, created, formed or established and which deal with its existence, conduct, governance, constitution and/or management, in each case, as amended, supplemented and/or restated, and in effect;

(r)	“Contract” means any agreement, contract, arrangement, commitment, instrument, debenture, note, deed of trust, indenture, lease, guarantee, understanding or undertaking of any kind, whether written, electronic or oral;

(s)	“Credit Agreement” means the second amended and restated credit agreement dated as of April 19, 2018 (as the same has been amended or supplemented from time to time) among, inter alia, Colliers, as a Borrower (as such term is defined in the Credit Agreement), the other Borrowers, the Guarantors (as such term is defined in the Credit Agreement), The Toronto-Dominion Bank, as administration agent, collateral agent and security trustee and the financial institutions listed therein as lenders;

(t)	“Encumbrances” means liens, claims, charges, adverse claims, security interests, hypothecations, pledges, mortgages, rights of first refusal, first offer, first negotiation and similar contingent rights, and similar encumbrances of any kind;

(u)	“End Date” has the meaning given in subsection 12.1(b);

(v)	“Financial Statements (Annual)” means, collectively, the following unaudited financial statements of Jayset Mgt: (i) the balance sheet as at December 31, 2020 and 2019; and

(ii) the statement of earnings for the years ended December 31, 2020 and 2019, together with any notes thereto;

(w)	“Financial Statements (Interim)” means, collectively, the following unaudited financial statements of Jayset Mgt: (i) the balance sheet as at March 31, 2021; and (ii) the statement of earnings for the three-month period ended March 31, 2021, together with any notes thereto;

(x)	“Governmental Authorities” means: (i) all national, federal, provincial, territorial, state and local governments and governmental and quasi-governmental and public authorities, agencies, courts, boards, commissions, professional bodies, ministries and other similar bodies; (ii) any subdivision or authority of any of the bodies noted in the immediately foregoing (i); and (iii) any stock exchange;

(y)	“Hennick Fundamental Representations” means the representations and warranties of a Sale Party or Sale Parties set forth in subsections 4.1(a) [Authority of Sale Party to Execute Transaction Documents], 4.1(b) [Enforceability of Transaction Documents on Sale Party], 4.1(h) [Ownership of Hennick Holdco Shares and Power to Sell], 4.1(i) [No Rights to Purchase Purchased Shares], 4.2(a) [Purchased Entity Information], 4.2(b) [Purchased Subsidiaries and Other Ownership Interests of Purchased Entity], 4.2(c) [Capitalization], 4.2(d) [Authority of Jayset Mgt to Execute Transaction Documents], and 4.2(e) [Enforceability of Transaction Documents on Jayset Mgt];

(z)	“Hennick Holdco” means 2817551 Ontario Inc., a corporation existing under the laws of the Province of Ontario;

(aa)	“Hennick Holdco Shares” means the shares in the capital of Hennick Holdco which are designated as “Common shares” in the Constituent Documents of Hennick Holdco;

(bb)	“Hennick Indemnified Parties” has the meaning given in Section 11.2;

(cc)	“Hennick Parties” has the meaning given on the first page of this Agreement;

(dd)	“Hennick Subco” means 2817552 Ontario Inc., a corporation existing under the laws of the Province of Ontario;

(ee)	“Henset Capital” has the meaning given on the first page of this Agreement;

(ff)	“including” (and variations thereof) means “including without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

(gg)	“Interested Subordinate Voting Shareholders” means, collectively: (i) the Sellers; (ii) each related party (as such term is defined in MI 61-101) of the Sellers; (iii) each joint actor (as such term is described in MI 61-101) of the Sellers and their related parties;

and (iv) any other holder of Subordinate Voting Shares whose votes would be excluded if the Transaction Resolution was subject to “minority approval” as defined in MI 61-101;

(hh)	“Interim Period” means the period commencing on the Agreement Date and ending on the earlier of: (i) the Closing Time; and (ii) the day this Agreement is terminated in accordance with Article 12;

(ii)	“ITA” means the Income Tax Act (Canada) and the regulations thereunder;

(jj)	“Jay” has the meaning given on the first page of this Agreement;

(kk)	“Jayset Capital” has the meaning given on the first page of this Agreement;

(ll)	“Jayset Mgt” has the meaning given on the first page of this Agreement;

(mm)	“Laws” means all laws, statutes, regulations, rules, codes, by-laws, orders, ordinances, decrees, treaties, standards, directives, guidelines, principles of law and policies of all Governmental Authorities having jurisdiction over, or application to, the matter(s) and/or Person(s) then being referred to;

(nn)	“Legal Proceedings” means actions, appeals from court judgments, appeals from decisions of Governmental Authorities, applications for review, arbitrations, mediations, assessments, re-assessments, audits, claims, complaints, counterclaims, grievances, investigations, proceedings, demands for arbitration/mediation, lawsuits and suits of any kind (whether in law or in equity and whether administrative, governmental, judicial, private or otherwise) in respect of any act, conduct, omission, matter or thing (whether civil, administrative or criminal in nature);

(oo)	“Liabilities” means all accounts and trade payables, charges, costs, debts, expenses, indebtedness, liabilities, Taxes payable, and payment and other obligations of any kind, whether primary or secondary, direct or indirect, asserted or unasserted, monetary or non-monetary or due or accruing due and whether fixed, contingent, conditional, absolute or otherwise;

(pp)	“Losses” means all assessments, awards, claims, costs, damages, deficiencies, fines, interest, judgments, losses, liabilities, late payment charges, penalties and expenses (including reasonable legal fees and disbursements and court costs) of any kind (and whether or not arising out of a judgment, the appeal of a judgment, an arbitration award, a mediator’s decision or otherwise);

(qq)	“Management Co.” means 2817886 Ontario Inc., a corporation existing under the laws of the Province of Ontario, or an Affiliate thereof designed by Jay in writing to Colliers prior to the Closing Time;

(rr)	“material fact” has the meaning ascribed thereto in the Securities Act (Ontario); (ss) “Meeting” has the meaning given in subsection 2.4(a);

(tt)	“Meeting Materials” means the notice of meeting, the Circular and the form of proxy in respect of the Meeting which accompanies the Circular, and any amendments or supplements thereto;

(uu)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(vv)	“MSA” means the restated management services agreement made effective as of 12:00:30 a.m. (Toronto, Ontario local time) on the 1st day of June, 2015 among FirstService Corporation (now Colliers), Jayset Mgt and Jay, as amended by the first amending agreement made the 13th day of February, 2018 among Colliers, Jayset Mgt and Jay;

(ww)	“MSA Termination Agreement” has the meaning given in subsection 8.2(i);

(xx)	“Multiple Voting Shares” means, collectively, the shares in the capital of Colliers which are designated as “Multiple Voting Shares” in the Constituent Documents of Colliers;

(yy)	“Net Tax Liability” means a positive number equal to: (i) an amount equal to all unpaid Taxes of the Purchased Entities at the Closing Time (including as may result as a consequence of the Reorganization) related to a Pre-Closing Tax Period of a Purchased Entity, minus (ii) the Closing Cash.

(zz)	“New MSA” means the management services agreement to be entered into on the Closing Date among Management Co., Jay and Colliers substantially in the form of the MSA but not including the Long Term Incentive Fee (as defined in the MSA) and such other modifications as agreed to between Colliers, Jay and Management Co.;

(aaa)	“Options and Re-Purchase Obligations” means, as used in relation to the Person then being referred to, all options, warrants, conversion privileges or other rights or Contracts obligating such Person for: (i) the issuance, purchase, sale or transfer of any of the unissued or issued equity or other ownership interests of such Person; or (ii) the repurchase, redemption, retraction, cancellation or other acquisition by any means of any of the issued equity or other ownership interests of such Person;

(bbb)	“Parties” means, collectively, Colliers and the Hennick Parties;

(ccc)	“Person” includes a human being, a corporation, a trust, a partnership, a body corporate, a Governmental Authority, an association and any other form of incorporated or unincorporated organization or entity;

(ddd)	“Post-Closing Tax Period” means, for a Purchased Entity then being referred to, any taxable period for such Purchased Entity beginning on or after the Closing Date;

(eee)	“Pre-Closing Tax Period” means, for a Purchased Entity then being referred to, any taxable period for such Purchased Entity that is not a Post-Closing Tax Period or a Straddle Period;

(fff)	“Purchase Price” has the meaning given in Section 3.2;

(ggg)	“Purchased Entities” means Hennick Holdco together with all of the Purchased Subsidiaries;

(hhh)	“Purchased Shares” has the meaning given in Section 2.1;

(iii)	“Purchased Subsidiaries” means, collectively, Jayset Mgt and Hennick Subco; (jjj) “Registration Rights Agreement” has the meaning given in Section 8.2(i)(v);

(kkk)	“Reorganization” means the steps contemplated in the Reorganization Memo, as such steps may be amended in accordance with Section 7.5(a);

(lll)	“Reorganization Memo” means the presentation entitled “Proposed Sale of Jayset Management CIG Inc.” prepared by counsel to the Hennick Parties, a copy of which is attached hereto as Schedule C;

(mmm)	“Sale Parties” means, collectively, Jay, the Sellers and Henset Capital;

(nnn)	“Sellers” means Jayset Capital, and includes any Person who acquires Purchased Shares pursuant to the Reorganization, becomes a party to this Agreement and sells, assigns and transfers Purchased Shares to Colliers;

(ooo)	“Special Committee” means the Special Committee of the Colliers Board empowered to evaluate, make proposals with respect to, negotiate, consider the desirability, feasibility of, and report to the Colliers Board on a potential transaction in the nature of the Transactions, including as to whether such a potential transaction is in the best interests of Colliers;

(ppp)	“Straddle Period” means, for a Purchased Entity then being referred to, any taxable period for such Purchased Entity beginning before the Closing Date and ending after the Closing Date;

(qqq)	“Subordinate Voting Shares” means, collectively, the shares in the capital of Colliers which are designated as “Subordinate Voting Shares” in the Constituent Documents of Colliers;

(rrr)	“Subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

(sss)	“Tax Return” means any report, return, document, declaration, payee statement or other information or filing which is supplied or required to be supplied to any Governmental Authority by a Purchased Entity relating to Taxes (including the payment of Taxes or the claiming of a refund of Taxes) and includes all related forms and elections and schedule(s) or attachment(s) thereto and amendment(s) thereof;

(ttt)	“Taxes” or “Tax” means all taxes, assessments, levies and other governmental charges and imposts of any kind (whether domestic or foreign; federal, provincial, territorial or municipal; or otherwise), and including amounts payable relating to unclaimed property, abandonment or escheat, together with any interest or penalties, any addition to tax or any additional amount imposed by any Governmental Authority thereon;

(uuu)	“Transaction Documents” means this Agreement together with all Contracts, documents, certificates and other instruments executed and delivered pursuant to the provisions of this Agreement or otherwise in connection with, or to give effect to, the transactions and other matters provided for in this Agreement;

(vvv)	“Transaction Resolution” has the meaning given in subsection 2.4(a);

(www)	“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents and all matters ancillary thereto as provided for in this Agreement; and

(xxx)	“Trust Agreement” has the meaning given in Section 2.3.

1.2          Schedules. The following schedules to this Agreement are attached to, are incorporated into, and form an integral part of this Agreement:

Schedule	Description

A –	Form of Trust Agreement
B –	Form of Transaction Resolution
C –	Reorganization Memo
D –	Form of Registration Rights Agreement

1.3          Recitals Form Part of Agreement; Section References. The recitals to this Agreement form an integral part of this Agreement and are incorporated herein by reference. Unless otherwise expressly indicated in this Agreement, any reference which is made in this Agreement to an “Article”, “Section”, “subsection” or “paragraph” means and refers to the Article, Section, subsection or paragraph of this Agreement so referenced.

1.4          Scope of Knowledge. The word “knowledge” means, in relation to the Person(s) then being referred to, the actual knowledge of such Person(s), provided that: (a) the actual knowledge of a Sale Party shall mean the actual knowledge of any one of Jay and Jonathan Ng; and (b) the actual knowledge of Colliers shall mean the actual knowledge of any one of Christian Mayer and Matthew Hawkins, in each case, in respect of the matter or thing then being referred to.

1.5          Third Party Beneficiaries. Nothing in this Agreement or in any agreement contemplated herein or delivered pursuant hereto is intended, expressly or by implication, to, or shall, confer on any Person other than the Parties, any rights or remedies of any kind, except for the Colliers Indemnified Parties not already party to this Agreement, who, in each case, shall be express third party beneficiaries solely with respect to Article 11.

1.5          Method of Making Payments. Unless otherwise indicated, all payments (whether in respect of a portion of the Purchase Price or otherwise) required to be made herein shall be made in immediately available Canadian dollars by certified cheque, bank draft or same day funds wire transfer.

1.6          Documents Made Available. Any document, financial statement, Contract, list or other item shall be deemed to have been “made available” to Colliers for all purposes of this Agreement if, at least two Business Days prior to the Agreement Date, such document, financial statement, Contract, list or other item was sent (including by email) by a Hennick Party or by legal counsel to a Hennick Party (or by any other Person at the request of, or for and on behalf of, a Hennick Party or legal counsel to a Hennick Party) to, and received by, Colliers.

ARTICLE 2 – TRANSACTIONS

2.1          Purchase and Sale of Hennick Holdco Shares. Subject to the terms and conditions set forth in this Agreement (including Section 7.5), at Closing the Sellers will sell, assign and transfer to Colliers, and Colliers will purchase from the Sellers all of the issued and outstanding shares in the capital of Hennick Holdco (the “Purchased Shares”).

2.2          Final Fees under the MSA. Subject to the terms and conditions set forth in this Agreement, Colliers, Jayset Mgt and Jay agree that:

(a)	Jayset Mgt is entitled to receive (and Colliers shall pay) the portion of the Base Fee and the Two Percent Fee (as such terms are defined in the MSA) payable by Colliers to

Jayset Mgt under the MSA up to and including the Closing Date (any portion of the Base Fee and/or the Two Percent Fee so entitled to be received by, and not paid to, Jayset Mgt at the Closing Time, the “MSA Remaining 2021 Base Fee”); and

(b)	Jayset Mgt acknowledges that no Incentive Fee (as such term is defined in the MSA) was payable under the MSA in respect of the fiscal year ended December 31, 2020;

and, at the Closing Time (but immediately prior to the completion of the acquisition of the Purchased Shares by Colliers hereunder), Jayset Mgt assigns, transfers, grants and sets over unto Jayset Capital or one of its Affiliates (as directed by Jayset Capital in writing prior to the Closing Time), for Jayset Capital’s or such Affiliate’s sole benefit, all of Jayset Mgt’s right, title and interest in and to the MSA Remaining 2021 Base Fee. Each of Colliers and Jay consents to the assignment of the MSA Remaining 2021 Base Fee by Jayset Mgt to Jayset Capital or such Affiliate hereunder. The Parties acknowledge and agree that: (i) notwithstanding the termination of the MSA in accordance with the terms of this Agreement, Jayset Capital or such Affiliate is entitled to receive the MSA Remaining 2021 Base Fee, if any, determined in accordance with, and paid at such time and in such currency as is contemplated by, the MSA and in accordance with the past practices of Colliers; and (ii) at the Closing Time (but immediately following the completion of the acquisition of the Purchased Shares by Colliers hereunder), the parties to the MSA will terminate the MSA and, from and after the Closing Time, neither Jayset Mgt nor any other Person will be entitled to receive any payments under the MSA from Colliers other than the MSA Remaining 2021 Base Fee. The Parties agree that the manner in which the MSA Remaining 2021 Base Fee is assigned to Jayset Capital or its Affiliate shall be as determined by mutual agreement of Jay and Colliers, each acting reasonably.

2.3          Creation of Sunset Provisions in Respect of the Multiple Voting Shares. Subject to the terms and conditions set forth in this Agreement (including the completion of the Reorganization and the purchase and sale of the Purchased Shares and the satisfaction in full of the Purchase Price), on Closing, Jay, Henset Capital, Colliers and Equity Financial Trust Company will enter into a trust agreement (the “Trust Agreement”) substantially in the form of the trust agreement attached at Schedule A which will provide, among other things, for sunset provisions in respect of the elimination in an orderly way, over time, of the Multiple Voting Shares.

2.4	Shareholder Meeting and Meeting Materials.

(a)	Following the execution of this Agreement, Colliers will, at a time to be determined by the Colliers Board, call, hold and conduct an annual and special meeting (the “Meeting”) of holders of Subordinate Voting Shares and Multiple Voting Shares to be held at such time and place as is determined by the Colliers Board (and in any event on or prior to April 30, 2021) in order for, among other things the holders of Subordinate Voting Shares to consider and, if determined advisable, to pass an ordinary resolution authorizing and approving the Transactions (the “Transaction Resolution”), substantially in the form of Schedule B annexed hereto.

(b)	Colliers shall comply, in all material respects, with applicable Laws and the Constituent Documents of Colliers in relation to the calling, holding and conduct of the Meeting and the content, filing and sending to shareholders of the Meeting Materials (including any disclosure required by MI 61-101). Without limiting the generality of the foregoing, Colliers shall ensure that the Circular provides Colliers shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the respective matters to be placed before them at the Meeting.

(c)	Colliers shall give the Sellers and their legal counsel a reasonable opportunity to review and comment on drafts of the Meeting Materials, and shall give reasonable consideration to any comments made by the Sellers and their counsel, recognizing that whether or not such comments are ultimately included will be determined by the Colliers Board, acting reasonably. Notwithstanding the foregoing, all information relating solely to the Hennick Parties for inclusion in the Circular must be in form and content satisfactory to the Hennick Parties. The Hennick Parties shall furnish to Colliers all such information concerning the Hennick Parties and their respective Affiliates as may be required to be included in the Meeting Materials. The Sale Parties hereby represent, warrant and covenant to and in favour of Colliers that no information furnished by a Hennick Party pursuant to this subsection 2.4(c) for inclusion in the Circular will contain a misrepresentation (as such term is defined in the Securities Act (Ontario)).

(d)	Colliers agrees that the Circular will include a statement that the Colliers Board (with Jay abstaining) has: (i) unanimously approved this Agreement; and (ii) determined that the Transactions are in the best interests of Colliers, and that it recommends that the holders of Subordinate Voting Shares vote in favour of the Transaction Resolution.

(e)	The Parties agree that: (i) the requisite approval for the Transaction Resolution will be a simple majority of the votes cast by holders of Subordinate Voting Shares, voting separately as a class, present in person or represented by proxy at the Meeting, excluding the votes attached to Subordinate Voting Shares held by Interested Subordinate Voting Shareholders or over which control or direction is exercised by Interested Subordinate Voting Shareholders; and (ii) the requisite approval for any other resolution or matter as may considered or voted on by holders of Subordinate Voting Shares and/or Multiple Voting Shares at the Meeting shall be such approval as is required by applicable Law (including the requirements of any applicable Governmental Authority) and/or the Constituent Documents of Colliers.

(f)	Each Party shall promptly notify the other Parties if at any time before the Closing Time it becomes aware that the Circular contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, as required and as the case may be, and, if required, shall cause the same to be distributed to Colliers shareholders and/or filed with applicable Governmental Authorities.

ARTICLE 3 – PURCHASE PRICE FOR PURCHASED SHARES

3.1	Additional Definitions. As used in this Agreement:

(a)	“Designated Colliers Options” means the 2,115,500 options to acquire Subordinate Voting Shares under Colliers’ stock option plan which were issued and outstanding as at the close of business on the Reference Date (and, for the avoidance of doubt, excluding any options to acquire Subordinate Voting Shares which are or may be issued at any time following the close of business on the Reference Date, whether or not approved for issuance by the Colliers Board prior to such time);

(b)	“Convertible Note Shares” means the 3,967,655 Subordinate Voting Shares issuable pursuant to a holder’s conversion rights provided under the terms of the 4.00%

Convertible Senior Subordinated Notes of Colliers due 2025 outstanding as at the close of business on the Reference Date;

(c)	“Colliers Outstanding Share Amount” means 46,346,716, being the sum of the number of: (i) Multiple Voting Shares and Subordinate Voting Shares issued and outstanding at the close of business on the Reference Date; (ii) Designated Colliers Options and (iii) Convertible Note Shares;
(d)	“Reference Date” means February 25, 2021; and

(e)	“SVS Per Share Price” means $134.64, being the volume weighted average price of the Subordinate Voting Shares traded through the Toronto Stock Exchange during the 10- trading day period ending on (and including) the Reference Date.

3.2          Purchase Price for Purchased Shares. The total purchase price for the Purchased Shares is an amount equal to: (i) C$120,262,390, less (ii) the Net Tax Liability, plus, (iii) as of the Reference Date, C$481,049,561 (the “Purchase Price”). The Parties hereto acknowledge and agree that the Purchase Price was determined by applying the formula provided in subsection 4.2(a) of the MSA as if the event in subsection 4.1(a) thereof had occurred, with the “per share consideration” referenced therein being deemed to be the SVS Per Share Price and “the number of Multiple Voting Shares and Subordinate Voting Shares of Colliers issued and outstanding at the time of the applicable sale, dividend, distribution or transaction” referenced therein being deemed to be the Colliers Outstanding Share Amount.

3.3          Payment of Purchase Price. At the Closing Time, the Purchase Price shall be satisfied by Colliers as follows:

(a)	Colliers will pay to the applicable Seller(s), in cash, an amount equal to: (i)

C$120,262,390, less (ii) the Net Tax Liability; and

(b)	Colliers will allot, issue and deliver to the applicable Seller(s) an aggregate of 3,572,858 Subordinate Voting Shares, for which the applicable Seller(s) hereby subscribes at Closing, with such Subordinate Voting Shares to be allotted and issued to the applicable Seller(s) as fully paid and non-assessable.

3.4          Allocation of Purchase Price. In the event that there is or reasonably anticipated by the Hennick Parties to be more than one Seller, at least five (5) Business Days prior to the Closing Date, the Hennick Parties shall deliver to Colliers a statement setting out the allocation of the Purchase Price (and the types of consideration payable) to each Seller (the “Allocation Schedule”). Colliers shall have a period of three (3) Business Days following its receipt of the Allocation Schedule to provide the Hennick Parties with any comments related to such Allocation Schedule. The Sale Parties shall consider such comments in good faith, acting reasonably. If the Purchase Price is adjusted pursuant to any of the provisions of this Agreement, the amount of such adjustment shall, if such amount cannot be reasonably allocated to certain Purchased Shares, be allocated on a pro rata basis amongst the common shares of Hennick Holdco unless otherwise agreed by the Hennick Parties and Colliers. Such allocation shall be final and binding upon the Parties for all purposes, including the filing of all Tax Returns.

3.5	Subsection 85(1) of ITA Election.

(a)	Colliers and the Sellers covenant and agree that they shall, within the time limit and in the form and manner prescribed therefor by the ITA, make, complete, execute and file a joint election pursuant to subsection 85(1) of the ITA (or any analogous provincial or territorial equivalents) in respect of the transfer of the Purchased Shares by the Sellers pursuant hereto, and Colliers and the Sellers further agree that the amount or amounts of the sale, assignment and transfer by the Sellers to Colliers of the Purchased Shares sold by the Sellers pursuant hereto will be made at an amount or amounts to be determined by the Sellers in their sole discretion (provided such amount(s) so determined by the Sellers are permitted by the applicable provisions of the ITA).

(b)	If requested by the Sale Parties, the provisions of subsection 3.5(a) shall apply mutatis mutandis with respect to the conversion of Multiple Voting Shares into Subordinate Voting Shares if and when such Multiple Voting Shares are converted into Subordinate Voting Shares from time to time. For the avoidance of doubt, this subsection 3.5(b) shall survive the Closing.

ARTICLE 4 – REPRESENTATIONS AND WARRANTIES – SALE PARTIES

4.1          Representations and Warranties in Respect of the Sale Parties. Each Sale Party, for and on behalf of himself or itself, severally and not jointly and severally represents and warrants to Colliers as of the Agreement Date as follows:

(a)	Authority of Sale Party to Execute Transaction Documents: such Sale Party:

(i)	(A) if an individual, has attained the full age of majority under applicable Laws, and is legally competent; or (B) if a corporation, has the necessary corporate and/or other power, authority and capacity as is required by all Laws applicable to it, its Constituent Documents and otherwise to enable it, in each case, to enter into, execute and deliver all those Transaction Documents to which such Sale Party is a party and to observe and perform the terms, conditions and provisions thereof which are required to be observed and performed by such Sale Party;

(ii)	if a corporation, has duly authorized the execution and delivery of the Transaction Documents; and

(iii)	has executed and delivered each of the Transaction Documents to which it is a party;

(b)	Enforceability of Transaction Documents on Sale Party: subject to limitations regarding enforcement under Laws affecting creditors’ rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which sought: (i) this Agreement constitutes legal, valid and binding obligations of such Sale Party enforceable against such Sale Party in accordance with the terms hereof (assuming the due authorization, execution and delivery thereof by the other Parties); and (ii) each of the other Transaction Documents to which such Sale Party is a party, once executed and delivered by such Sale Party, shall constitute legal, valid and binding obligations of such Sale Party enforceable against such Sale Party in accordance with the terms thereof (assuming the due authorization, execution and delivery thereof by the other Parties);

(c)	No Legal Proceedings or Judgments involving Sale Party: no awards, decrees, executions, judgments, decisions or orders are outstanding against, and no Legal Proceedings are pending or, to the knowledge of such Sale Party, threatened against or affecting such Sale Party and/or any of the assets or property of such Sale Party which could: (i) impair, invalidate, nullify, prevent, prohibit or restrain, in whole or in part, the Transactions; (ii) affect the ability of such Sale Party to enter into those of the Transaction Documents to which such Sale Party is a party and to observe and perform each and all of such Sale Party’s obligations arising thereunder; or (iii) if such Sale Party is a Seller, cause any Encumbrances to attach to, or divest or impair title to, any of the Hennick Holdco Shares owned (or to be owned at the Closing Time) by such Sale Party;

(d)	No Violation of Laws or Contracts by Sale Party: the entering into, execution and delivery by such Sale Party of those Transaction Documents to which such Sale Party is a party and the observance and performance by such Sale Party of all of the covenants, terms and provisions thereof required to be observed and performed by such Sale Party do not: (i) constitute a violation or breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a violation or breach of, or a default under) any Contract to which such Sale Party is a party (or by which such Sale Party is bound), any Laws applicable to such Sale Party or, if applicable, the Constituent Documents of such Sale Party; (ii) require the obtainment of any permits, licenses, consents, orders or other authorizations, or the making of any filings or the giving of any notices, pursuant to any Contract to which such Sale Party is a party (or by which such Sale Party is bound), pursuant to any Laws applicable to such Sale Party, from any Governmental Authority to which such Sale Party is subject or, if applicable, pursuant to the Constituent Documents of such Sale Party other than those which have been obtained, made or given by such Sale Party prior to the Closing Date; (iii) give rise to any termination rights under any Contract to which such Sale Party is a party (or by which such Sale Party is bound); or (iv) if such Sale Party is a Seller, result in the imposition of any Encumbrances upon any of the issued and outstanding Hennick Holdco Shares owned (or to be owned at the Closing Time) by such Sale Party;

(e)	Shareholders’/Owners’ Agreements or Voting Trust Agreements involving Sale Party: such Sale Party is not a party to, and, if such Sale Party is a Seller, none of the Purchased Shares being sold by such Sale Party is subject to, any shareholders’ or owners’ agreements (or other like Contracts) or voting trust agreements (or other like Contracts) pertaining to the issuance, sale, transfer or voting of ownership interests, or involving the governance or management, of a Purchased Entity;

(f)	No Bankruptcy Event by Sale Party: such Sale Party has not committed, and such Sale Party is not subject to, a Bankruptcy Event that is continuing or outstanding or that has not been cured;

(g)	Residency of Sale Party: if such Sale Party is a Seller, such Sale Party is not a non- resident of Canada for the purposes of Section 116 of the ITA;

(h)	Ownership of Hennick Holdco Shares and Power to Sell: Jayset Capital owns, beneficially and of record and free and clear of any and all Encumbrances, as of the date hereof, a total of one (1) Hennick Holdco Share. Immediately prior to the Closing Time, if such Sale Party is a Seller, such Sale Parties will own in the aggregate, beneficially and of record, and free and clear of any and all Encumbrances, all of the issued and outstanding Purchased Shares, and such Sale Parties will have the legal right to sell, transfer and assign to Colliers all of the Purchased Shares which are being sold by such Sale Parties pursuant to Section 2.1 and, upon the completion of such sale, Colliers shall acquire legal title to all of the Purchased Shares so sold by such Sale Parties to Colliers free and clear of any and all Encumbrances (other than any Encumbrances granted thereon by Colliers);

(i)	No Rights to Purchase Purchased Shares: if such Sale Party is a Seller, except for Colliers’ right to purchase from such Sale Party the Purchased Shares which are being sold by such Sale Party pursuant to Section 2.1, there do not exist any options, warrants, rights of first refusal, pre-emptive rights, subscription rights or any other rights of any kind, actual, contingent or executory, for the purchase, sale or transfer of any of the Hennick Holdco Shares which are owned (or to be owned at the Closing Time) by such Sale Party; and

(j)	Relating to the Subordinate Voting Shares: such Sale Party: (i) understands that the Subordinate Voting Shares to be issued pursuant to subsection 3.3(b) or upon conversion of the Multiple Voting Shares pursuant to the terms of the Trust Agreement have not been and, except pursuant to the terms of the Registration Rights Agreement, will not be registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws; (ii) has had access to such information concerning Colliers and its Subsidiaries as it has considered necessary in connection with its decision to acquire (directly or indirectly) the Subordinate Voting Shares to be issued pursuant to this Agreement; (iii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Subordinate Voting Shares and is able to bear the economic risks of such investment; and (iv) if a Seller, is acquiring such Subordinate Voting Shares as provided for herein for its own account and not with a view to any resale, distribution or other disposition of the Subordinate Voting Shares in violation of applicable Laws.

4.2          Representations and Warranties in Respect of the Purchased Entities. The Sale Parties jointly and severally represent and warrant to Colliers as of the Agreement Date as follows:

(a)	Purchased Entity Information:

(i)	Hennick Holdco is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and: (A) for tax purposes, the date of its fiscal year-end is December 31; (B) Jay S. Hennick is its sole director; (C) the following individuals are all of its officers, each holding the position(s) designated in parenthesis next to such individual’s name: Jay S. Hennick (Chairman and Chief Executive Officer) and Jonathan Ng (Chief Financial Officer); and (D) its authorized and issued capital as at the date hereof is as follows: an unlimited number of Hennick Holdco Shares authorized, with a total of one (1) Hennick Holdco Share issued and outstanding as of the date hereof, which is owned by Jayset Capital as of the date hereof;

(ii)	Jayset Mgt is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and: (A) for tax purposes, the date of its fiscal year-end is December 31; (B) the following individuals are all of its directors: Jay S. Hennick and Barbara Hennick; (C) the following individuals are all of its officers, each holding the position(s) designated in parenthesis next to such individual’s name: Jay S. Hennick (President and Chief Executive Officer), Barbara Hennick (Vice President), Jonathan Ng (Vice President, Finance), Bradley M. Hennick (Vice President) and Lynda Cralli (Secretary); and (D) its authorized and issued capital as at the date hereof is as follows: an unlimited number of common shares and an unlimited number of Class A special shares authorized, with a total of 1,001 common shares and 6,199,590 Class A special shares issued and outstanding as of the date hereof, all of which are owned by Hennick Holdco as of the date hereof; and

(iii)	Hennick Subco is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and: (A) for tax purposes, the date of its fiscal year-end is December 31; (B) Jay S. Hennick is its sole director; (C) the following individuals are all of its officers, each holding the position(s) designated in parenthesis next to such individual’s name: Jay S. Hennick (Chairman and Chief Executive Officer) and Jonathan Ng (Chief Financial Officer); and (D) its authorized and issued capital as at the date hereof is as follows: an unlimited number of common shares authorized, with a total of one (1) common share issued and outstanding as of the date hereof, which is owned by Hennick Holdco as of the date hereof;

(b)	Purchased Subsidiaries and Other Ownership Interests of Purchased Entity: except in each case as set out in or contemplated by the Reorganization Memo, Hennick Holdco does not have, and has never had, any Subsidiaries other than the Purchased Subsidiaries (and, at the Closing Time, will not have any Subsidiaries other than the Purchased Subsidiaries), and each Purchased Entity does not own any shares, partnership units, membership interests, options, securities, warrants, conversion privileges or other rights or interests of any kind (whether actual, executory, contingent, pre-emptive or otherwise) in the capital or ownership of any Person other than a Person which is a Purchased Subsidiary;

(c)	Capitalization: concerning a Purchased Entity: as of the date hereof, (i) other than the ownership interests described in or pursuant to paragraphs 4.2(a)(i)(D), 4.2(a)(ii)(D) and 4.2(a)(iii)(D) as comprising its authorized and issued capital, there are no ownership interests of such Purchased Entity that are issued, reserved for issuance or outstanding; (ii) all of the issued and outstanding ownership interests of such Purchased Entity were validly issued in compliance with the requirements of applicable Laws, are fully paid and non-assessable and are free of pre-emptive rights; (iii) it is not subject to any Options and Re-Purchase Obligations; and (iv) it has no outstanding Contracts providing for any securities/ownership appreciation rights, phantom equity or similar equity/ownership- based rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of such Purchased Entity;

(d)	Authority of Jayset Mgt to Execute Transaction Documents: Jayset Mgt has the necessary corporate and/or other power, authority and capacity as is required by all Laws applicable to it, its Constituent Documents and otherwise to enable it to enter into, execute and deliver all those Transaction Documents to which it is a party and to observe and perform the terms, conditions and provisions thereof which are required to be observed and performed by it (and Jayset Mgt has duly authorized the execution and delivery of, and has executed and delivered, each of the Transaction Documents to which it is a party), and such entering into, execution, delivery, observance and performance has been validly authorized by all necessary corporate and other required action and does not:

(i)	constitute a violation or breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a violation or breach of, or a default under): (A) the Constituent Documents of Jayset Mgt; (B) any Contract to which Jayset Mgt is a party (or by which Jayset Mgt is bound); or (C) any Laws applicable to Jayset Mgt;

(ii)	require the obtainment of any permits, licenses, consents, orders or other authorizations, or the making of any filings or the giving of any notices, pursuant to any Contract to which Jayset Mgt is a party (or by which Jayset Mgt is bound), pursuant to any Laws applicable to Jayset Mgt, from any Governmental Authorities to which Jayset Mgt is subject or pursuant to the Constituent Documents of Jayset Mgt, other than those which have been obtained, made or given by Jayset Mgt prior to the Closing Date; or

(iii)	result in the imposition of any Encumbrances upon any of the assets or property of Jayset Mgt or give rise to any Liabilities on the part of Jayset Mgt;

(e)	Enforceability of Transaction Documents on Jayset Mgt: subject to limitations regarding enforcement under Laws affecting creditors’ rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which sought, each of the Transaction Documents to which Jayset Mgt is a party, once executed and delivered by it, shall constitute legal, valid and binding obligations of Jayset Mgt enforceable against Jayset Mgt in accordance with the terms thereof (assuming the due authorization, execution and delivery thereof by the other Parties);

(f)	No Bankruptcy Event by Purchased Entity: each Purchased Entity has not committed, and each such Purchased Entity is not subject to, a Bankruptcy Event that is continuing or outstanding or that has not been cured;

(g)	No Legal Proceedings: no awards, decrees, executions, judgments, decisions or orders are outstanding against, and no Legal Proceedings are pending or, to the knowledge of the Sale Parties, threatened against or affecting a Purchased Entity or any of the assets or property of a Purchased Entity;

(h)	Authority of Jayset Mgt to Carry on Business and Other Matters: Jayset Mgt:

(i)	is qualified to do business, and it has all power, authority and capacity required by applicable Laws to enable it to conduct its business and affairs, in each jurisdiction where such business and affairs are conducted and to own, lease, occupy, use and operate all of the assets and property owned, leased, occupied, used and operated by it, and it is licensed or qualified with respect to the conduct of its business if and to the extent required in each jurisdiction in which it conducts business. Except as set out in or contemplated by the Reorganization Memo, the business and affairs presently being carried on by Jayset Mgt consists solely of providing the services required of Jayset Mgt (through Jay) to Colliers pursuant to the terms of the MSA, and the doing of all acts and things incidental or ancillary thereto, and Jayset Mgt does not carry on any other business activities; and

(ii)	has previously conducted, and is conducting, its business and affairs in compliance, in all material respects, with Laws applicable to it in all jurisdictions to which it is subject and in each jurisdiction in which its assets or property are located, and no notifications have been received by such Purchased Entity stating or alleging that such business and affairs are not being so conducted.

Except as set out in or contemplated by the Reorganization Memo, since the date of its formation, the sole use, business and function of: (A) Hennick Holdco has been the holding, directly or indirectly, of the issued and outstanding shares of Jayset Mgt and Hennick Subco, and to participate in the Reorganization. Hennick Holdco has not been used for any other purpose, engaged in any other activities or employed any Persons;

and (B) Hennick Subco has been to participate in the Reorganization. Hennick Subco has not been used for any other purpose, engaged in any other activities or employed any Persons;

(i)	Shareholders’/Owners’ Agreements or Voting Trust Agreements: there are not in effect any shareholders’ or owners’ agreements (or other like Contracts) or voting trust agreements (or other like Contracts) pertaining to the issuance, sale, transfer or voting of ownership interests, or involving the governance or management, of a Purchased Entity;

(j)	Minute Books and Business Records: the minute books (or other like books) and other corporate and business records of a Purchased Entity have been maintained in compliance, in all material respects, with applicable Laws and, other than as may be provided for herein, there are no filings or applications outstanding or proceedings underway in relation to a Purchased Entity which could alter its Constituent Documents;

(k)	Financial Records: the books of account and financial records of each Purchased Entity have been kept and maintained in compliance, in all material respects, with applicable Laws;

(l)	Financial Statements (Annual): a true and complete copy of the Financial Statements (Annual) have been provided to Colliers, and such financial statements: (i) are true and correct in all material respects and have been prepared from the books of account and financial records of Jayset Mgt; (ii) have been prepared in accordance with ASPE and on a basis consistent with those of preceding fiscal periods and the requirements of applicable Governmental Authorities and applicable Laws, and present fairly, in all material respects, the assets, liabilities and financial condition of Jayset Mgt, as at the dates thereof;

(m)	Financial Statements (Interim): a true and complete copy of the Financial Statements (Interim) will be provided to Colliers by no later than April 5, 2021, and such Financial Statements (Interim): (i) will be true and correct in all material respects and will have been prepared from the books of account and financial records of Jayset Mgt; (ii) will be prepared in accordance with ASPE and on a basis consistent with those of preceding fiscal periods and the requirements of applicable Governmental Authorities and applicable Laws, and will present fairly, in all material respects, the assets, liabilities and financial condition of Jayset Mgt, as at the dates thereof;

(n)	No Owned or Leased Real Property: no Purchased Entity owns beneficially or of record, any real property or any ownership interest of any nature or kind in any real property, and no Purchased Entity is a party (or otherwise subject) to any Contracts, options or other rights or obligations to acquire any real property or any ownership interest of any kind in any real property and on Closing no Purchased Entity will be party to any lease in respect of real property, or possess or have any other interest in real property;

(o)	Contracts Generally: other than (i) the MSA and the Transaction Documents to which a Purchased Entity is a party, (ii) any Contracts entered into in connection with the Reorganization; and (iii) Contracts which will not be in effect at the Closing and for which no Purchased Entity will have any remaining or continuing obligations or Liabilities associated therewith, no Purchased Entity is a party to or otherwise bound by or subject to any Contract. Other than as contemplated herein, none of the amounts owing (or which may be contingently owing) to Jayset Mgt under the MSA have been assigned, transferred or otherwise conveyed to any Person;

(p)	Guarantees: a Purchased Entity has not, by Contract or otherwise, guaranteed or given security for, or agreed to guarantee or give security for, the Liabilities of any Person, and there are no existing obligations pursuant to which a Purchased Entity is, actually or contingently, directly or indirectly, responsible for all or any part of the Liabilities of any Person;

(q)	Assets and Liabilities of Purchased Entities: other than as contemplated herein, on Closing the Purchased Entities will not have any employees, independent contractors, assets or property, and will not be subject to any Liabilities (including Liabilities associated with any compensation, benefits, severance or other amounts owing to any previous employees and independent contractors of a Purchased Entity) that have not been accounted for in an adjustment to the Purchase Price;

(r)	Intellectual Properties: other than legal names, no Purchased Entity has, and has ever had any trademarks, service marks, trade names, business names, assumed names, fictitious names, patents, copyrights, designs and other intellectual property and property rights;

(s)	Payment and Collection of Taxes:

(i)	except for those Taxes being contested in good faith (the amounts for which are reserved for in the most recent Financial Statements (Annual), each Purchased Entity has paid, within the prescribed time limits, to all Governmental Authorities all Taxes which are due and payable to such Governmental Authorities in those jurisdictions where such Purchased Entity is subject to pay any Taxes by applicable Laws, and, in the case of any Taxes which are not payable but which will become payable after the Closing Date in respect of a period which commenced prior to the Closing Date (other than as may arise as consequence of the completion of the Reorganization), appropriate accruals therefor have been made in its books and records or the most recent Financial Statements (Annual), for that portion of such period ending immediately prior to the Closing Date; and

(ii)	each Purchased Entity has duly and timely withheld and collected all Taxes required by applicable Laws to be withheld or collected by it and has duly and timely remitted all of the Taxes so withheld and collected to the appropriate Governmental Authority;

(t)	Tax Filings: each Purchased Entity has prepared and filed in compliance with all applicable Laws within the prescribed time limits all Tax Returns required to have been filed by it at any time on or prior to the Closing Date in respect of all of the Taxes and other items referred to in subsection 4.2(s), and there are not outstanding any Legal Proceedings or claims relating to any such Tax or any such Tax Return and, except to the extent reserved (in conformity with ASPE consistently applied) against in the most recent Financial Statements (Annual) or as may arise as consequence of the completion of the Reorganization, no further reserves are required to be established in respect of any of such Taxes and other items. No written claim has been received by a Purchased Entity from any Governmental Authority in a jurisdiction where such Purchased Entity does not file a Tax Return that such Purchased Entity is or may be subject to taxation by that jurisdiction;

(u)	Tax Representations:

(i)	each Purchased Entity:

(A)	has not received any notice (including any reassessments) that it is being audited by, or otherwise is subject to an administrative or judicial proceeding commenced by, any Governmental Authority which audit or other proceeding has not yet been completed;

(B)	does not have any income or gain that is required to be included in taxable income for a Post-Closing Tax Period and arises from events (including any change in method of accounting, closing agreement, inter- company transaction, debt forgiveness, installment sale or receipt of a pre-paid amount) or transactions occurring in a Pre-Closing Tax Period;

(C)	does not have any unpaid amounts that may be required to be included in such Purchased Entity’s taxable income for any Post-Closing Period under section 78 of the ITA, or a corresponding provincial/territorial provision;

(D)	has not acquired property from a Person in circumstances that would result in such Purchased Entity becoming liable to pay any Taxes of such Person under subsection 160(1) of the ITA or a corresponding provincial/territorial provision;

(E)	does not have a lien for Taxes upon any of its assets or property except liens for current Taxes not yet due and payable;

(F)	has not granted any presently operative waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Taxes;

(G)	has not granted to any Person a power of attorney with respect to Taxes pertaining to such Purchased Entity, which power of attorney will be in effect as at or following the Closing Time;

(H)	has not availed itself of any Tax amnesty or similar relief with respect to itself in any Taxing jurisdiction;

(I)	is not a party to or bound by any closing agreement, offer in compromise, Tax ruling or similar agreement, offer or ruling with any Governmental Authority that may affect the Liability of such Purchased Entity for Taxes for any taxable period ending after the Closing Date;

(J)	is not a party to any agreements relating to allocating or sharing of Taxes. No Purchased Entity is liable for the Taxes of any other Person, and no Purchased Entity is under any contractual obligation to indemnify any Person with respect to any amount of such Person’s Taxes and is not a party to any agreement providing for payments by such Purchased Entity with respect to any amount of Taxes of any other Person; and

(K)	is compliant with the terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order of any Governmental Authority, and the consummation of the Transactions will not have any effect on the validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order;

(ii)	there are no circumstances existing at or prior to the Closing Time which could, in themselves, result in the application of any of Sections 80 to 80.03 of the ITA or any equivalent provincial/territorial provisions to a Purchased Entity; no Purchased Entity has made (and will not, at or prior to the Closing Time, make) any election pursuant to Section 80.04 of the ITA or any equivalent provincial/territorial provision in which it is an eligible transferee; no Purchased Entity has filed, nor will it file, an agreement pursuant to Section 191.3 of the ITA or any equivalent provincial/territorial provision; and no Purchased Entity has claimed, nor will it claim, any reserve under any of Sections 40(1)(a)(iii) or 20(1)(n) of the ITA or any equivalent provincial/territorial provision of any amount that could be included in its income for any period ending after the Closing Date in respect of any such reserve;

(iii)	each Purchased Entity is not a non-resident of Canada for the purposes of Section 116 of the ITA;

(iv)	all deductions claimed on the Tax Returns of each Purchased Entity or in the Financial Statements (Annual) and Financial Statements (Interim) are (or will be) reasonable;

(v)	there has not been and will not be an acquisition of control, an amalgamation, a liquidation of or involving a Purchased Entity prior to the Closing Date;

(vi)	each Purchased Entity has not paid a capital dividend which, at the time, was in excess of the then balance in such Purchased Entity’s capital dividend account; and

(vii)	no excessive eligible dividend designations have been made by a Purchased Entity; and

(v)	Reorganization: (i) the Reorganization will be consummated in compliance with the respective Constituent Documents of the Hennick Parties and applicable Laws; and (ii) the consummation of the Reorganization will not result in default or non-compliance under, or in breach of, any term of a Contract to which a Hennick Party is a party or bound which would have adverse consequences for Colliers or the Purchased Entities, and there exists no state of facts which, after notice or lapse of time or both, or otherwise, that will constitute a default or non-compliance under, or a breach of, any of such Contract as a result of the consummation of the Reorganization, which would have adverse consequences for Colliers or the Purchased Entities.

ARTICLE 5 – REPRESENTATIONS AND WARRANTIES – COLLIERS

5.1       Representations and Warranties of Colliers. Colliers represents and warrants to the Sale Parties as of the Agreement Date as follows:

(a)	Subsistence of Colliers: Colliers is a corporation duly organized, validly existing and in good standing under the Laws of the Province of Ontario, and is a reporting issuer in good standing in each of the provinces of Canada;

(b)	Enforceability of Transaction Documents on Colliers: subject to limitations regarding enforcement under Laws affecting creditors’ rights generally (including bankruptcy, insolvency, moratorium, reorganization and other similar Laws) and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which sought: (i) this Agreement constitutes a legal, valid and binding obligation of Colliers enforceable against it in accordance with the terms hereof (assuming the due authorization, execution and delivery thereof by the other Parties); and (ii) each of the other Transaction Documents to which Colliers is a party, once executed and delivered by Colliers, shall constitute legal, valid and binding obligations of Colliers enforceable against Colliers in accordance with the terms thereof (assuming the due authorization, execution and delivery thereof by all of the other Parties);

(c)	Authority of Colliers to Execute Transaction Documents: Colliers has all necessary corporate and other power, authority and capacity as is required by all Laws applicable to it and otherwise to enable it to enter into, execute and deliver all those Transaction Documents to which it is a party and to observe and perform the terms, conditions and provisions thereof which are required to be observed and performed by it (and Colliers has duly authorized the execution and delivery of, and has executed and delivered, each of the Transaction Documents to which it is a party) and such entering into, execution, delivery, observance and performance has been validly authorized by necessary corporate and other required action and does not: (i) constitute a violation or breach of, or a default under (or would, with the passage of time or the giving of notice or both, constitute a violation or breach of, or a default under), its Constituent Documents, any Contract to which it is a party or any Laws applicable to it; or (ii) require the obtainment of any permits, licenses, consents, orders or other authorizations, or the making of any filings or the giving of any notices, pursuant to any Contract to which it is a party (or by which it is bound), pursuant to any Laws applicable to it, from any Governmental Authorities to which it is subject or pursuant to its Constituent Documents other than those which have been obtained, made or given by Colliers prior to the Closing Date;

(d)	No Bankruptcy Event by Colliers: Colliers has not committed, and Colliers is not subject to, a Bankruptcy Event that is continuing or outstanding or that has not been cured;

(e)	No Legal Proceedings: no awards, decrees, executions, judgments, decisions or orders are outstanding against, and no Legal Proceedings are pending or, to the knowledge of Colliers, threatened against or affecting Colliers or any of the assets or property of Colliers that could or would reasonably be expected to: (i) impair, invalidate, nullify, prevent, prohibit or restrain, in whole or in part, the Transactions; or (ii) affect the ability of Colliers to enter into those of the Transaction Documents to which it is a party and to observe and perform each and all of its obligations thereunder;

(f)	Shares of Colliers: Colliers has: (i) as issued and outstanding capital at the Reference Date, a total of 1,325,694 Multiple Voting Shares and 38,937,867 Subordinate Voting Shares; (ii) 2,115,500 Designated Colliers Options; and (iii) US$230,000,000 aggregate principal amount of 4.00% Convertible Senior Subordinated Notes due 2025 (which 4.00% Convertible Senior Subordinated Notes due 2025, if converted pursuant to a holder’s conversion rights provided under the terms of such notes, would be converted into an aggregate of 3,967,655 Convertible Note Shares), and, as and when the Subordinate Voting Shares contemplated by subsection 3.3(b) are issued, such Subordinate Voting Shares will be fully paid and non-assessable, will be free and clear of any and all Encumbrances and will be approved for listing on the Toronto Stock Exchange (subject only to satisfaction of customary listing conditions of the Toronto Stock Exchange). Prior to Closing, Colliers will provide notice of the Transactions

(including the issuance of the Subordinate Voting Shares contemplated by subsection 3.3(b)) to the NASDAQ Global Select Market in accordance with the rules of that exchange;

(g)	Financial Capacity: Colliers has the financial capacity to perform all of its obligations under this Agreement;

(h)	Residency: Colliers is not a non-resident of Canada for the purposes of Section 116 of the ITA;

(i)	Board Approval:

(i)	the Special Committee, after consultation with outside legal and compensation advisors, has unanimously recommended that the Colliers Board approve the Transactions and recommend to holders of Subordinate Voting Shares that they vote in favour of the Transaction Resolution; and

(ii)	the Colliers Board, after consultation with outside legal and compensation advisors, has unanimously (with Jay abstaining): (A) determined that the Transactions are in the best interests of Colliers, and (B) resolved to recommend to the holders of Subordinate Voting Shares that they vote in favour of the Transaction Resolution; and

(j)	Tax: Colliers is a taxable Canadian corporation within the meaning of the ITA.

ARTICLE 6 – TAX MATTERS

6.1          Cooperation on Tax Matters. Subject to Section 6.4, each of the Parties shall provide to the others of them all such cooperation, copies and information, as and to the extent reasonably requested, in connection with each of the following insofar as it relates to a Purchased Entity and a Party’s interest therein pursuant to this Agreement: (a) the filing of any Tax Return, payment of Taxes or claim for refund of Taxes that relates to any Pre-Closing Tax Period, any Straddle Period or any Post-Closing Tax Period of such Purchased Entity; (b) calculating and determining the Liability for the payment of Taxes or a right to a refund of Taxes that relates to any Pre-Closing Tax Period, any Straddle Period or any Post-Closing Tax Period of such Purchased Entity; and (c) conducting any audit, assessment, examination, litigation or other proceeding with respect to Taxes attributable to any Pre-Closing Tax Period, any Straddle Period or any Post-Closing Tax Period of such Purchased Entity. In addition, each Party agrees to cooperate, as and to the extent reasonably requested, in preparing for and dealing with any Tax audits of, or disputes, contests or proceedings regarding Taxes of a Seller, Henset Capital, Colliers or their respective Affiliates, in each case, to the extent related to the Transactions.

6.2	Preparation of Tax Returns and Payment of Taxes.

(a)	The Sellers shall, subject to subsection 6.2(d), duly and timely prepare and file, at the expense of the Sellers, all Tax Returns required to be filed after the Closing Date by or with respect to a Purchased Entity for any Pre-Closing Tax Period of such Purchased Entity, and, except to the extent otherwise required by applicable Law or herein (including as contemplated by the Reorganization), all such Tax Returns shall be prepared in a manner consistent with past practices and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods or as otherwise provided for herein; provided that a Seller shall be entitled to claim the maximum of all discretionary and other available deductions, credits, losses and attributes which arose in respect of a period (or portion thereof) ending on or prior to the Closing Date. The Parties acknowledge that, at the option of a Seller, an election under subsection 256(9) of the ITA will be made in respect of the taxation year of a Pre-Closing Tax Period of a Purchased Entity.

(b)	Colliers shall, subject to subsection 6.2(d), cause each Purchased Entity to duly and timely prepare and file, at the expense of such Purchased Entity, all Tax Returns required to be filed by or with respect to such Purchased Entity for any Straddle Period of such Purchased Entity and, except to the extent otherwise required by applicable Law or herein (including as contemplated by the Reorganization), all such Tax Returns shall be prepared in a manner consistent with past practices and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods or as otherwise provided for herein.

(c)	For the purposes of subsection 6.2(d), the Parties responsible to cause the preparation of a Tax Return referred to in subsection 6.2(a) or 6.2(b) is referred to in subsection 6.2(d) as the “Preparer” and: (i) if the Preparer is the Sellers, “Reviewer” as used in subsection 6.2(d) means Colliers; or (ii) if the Preparer is Colliers, “Reviewer” as used in subsection 6.2(d) means the Sellers (collectively).

(d)	The Preparer shall provide or cause to be provided to the Reviewer, at least 15 days (or such other number of days as shall be mutually agreed to by the Preparer and the Reviewer in writing) prior to the applicable deadline for the filing of each Tax Return (including extensions) which the Preparer is required to cause to be prepared in accordance with the preceding provisions of this Section 6.2, as applicable, a copy of such Tax Return, together with all supporting documentation and work papers, for the Reviewer’s review and comment. The Reviewer shall have the period of ten (10) days (or such other number of days as shall be mutually agreed to by the Preparer and the Reviewer in writing) following its receipt of such Tax Return to provide the Preparer with any comments or disputed items related to such Tax Return. The Preparer shall consider such comments in good faith, and the Preparer and the Reviewer shall attempt in good faith to resolve such disputed items. Upon resolution of any disputed items, the Preparer shall timely file, or cause to be timely filed, such Tax Return and the Sellers or a Purchased Entity, as applicable, shall pay all Taxes due with respect to such Tax Return to the extent that such Taxes did not otherwise reduce the Purchase Price, were not offset by the Closing Cash and were not otherwise paid by a Sale Party in accordance with this Agreement, and the liability for the payment of such Taxes shall be determined pursuant to such of the provisions of Section 6.3 as are applicable to such Taxes. If the disputed items are not resolved by the Preparer and the Reviewer within 25 days (or such other number of days as shall be mutually agreed to by the Preparer and the Reviewer in writing) following the Reviewer’s submission of its disputed items, the then unresolved disputed items shall be submitted to the Selected Accountants (as hereinafter defined) to resolve such then unresolved disputed items; provided, however, that: (i) if the disputed items are not resolved by the statutory due date for filing of such Tax Return, the Preparer shall timely file (or cause to be timely filed) the Tax Return and the Sellers or a Purchased Entity as applicable, shall pay the Taxes due (and, for the avoidance of doubt, the respective liability of the Sellers and a Purchased Entity for the Taxes so paid shall be determined pursuant to such of the provisions of Section 6.3 as are applicable to such Taxes); (ii) the later resolution of the dispute by the Selected Accountants shall be final, conclusive and binding on all of the Parties; and (iii) the Preparer and the Reviewer shall, if necessary, file (or cause to be filed) an amended Tax

Return reflecting the final resolution of the disputed items. For the purposes of this subsection 6.2(d), “Selected Accountants” means such firm of accountants as shall be mutually agreed to by the Sellers and Colliers, each acting in good faith, or, if the Sellers and Colliers are unable to mutually agree as to the same within ten (10) Business Days of a written request in relation to same by one of them to the others, then such firm of accountants (at its main office in the Greater Toronto Area) as selected by lot drawn by a Seller from amongst the names of four public accounting firms operating the Greater Toronto Area (of which two names will be submitted by Colliers) and two names will be submitted by the Sellers (collectively)), each of which firms shall be independent relative to all of the Parties and their respective Affiliates. Any payment of Taxes pursuant to this subsection 6.2(d) shall be considered an adjustment to the Purchase Price. Colliers acknowledges receipt of the Reorganization Memo and agrees that it shall not dispute any items in any Tax Returns which are consistent with the tax consequences and methodologies as outlined in the Reorganization Memo (or as a result of the Reorganization).

6.3	Allocation and Payment of Liability for Taxes.

(a)	The Sellers shall be liable for and pay or cause to be paid when due and payable all Taxes imposed on a Purchased Entity related to any Pre-Closing Tax Period of such Purchased Entity and, with respect to any Straddle Period of such Purchased Entity, that portion of such Straddle Period up to 12:00:01 a.m. (Toronto, Ontario local time) on the Closing Date (in each case, including as a result of the Reorganization except to the extent that such Taxes previously reduced the Purchase Price, were offset by the Closing Cash or were otherwise paid by a Sale Party in accordance with this Agreement).

(b)	Each Purchased Entity shall be liable to pay or cause to be paid when due and payable all Taxes of such Purchased Entity to the extent allocable to any Post-Closing Tax Period of such Purchased Entity and, with respect to any Straddle Period of such Purchased Entity, that portion of such Straddle Period beginning on or after 12:00:01

a.m. (Toronto, Ontario local time) on the Closing Date.

(c)	For the purposes of subsections 6.3(a) and 6.3(b), whenever it is necessary to determine the liability for Taxes for a Straddle Period of a Purchased Entity, the determination of the Taxes of such Purchased Entity for the portion of the Straddle Period of such Purchased Entity ending on and including the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at 12:00:00 a.m. (Toronto, Ontario local time) on the Closing Date and the other which began at 12:00:01 a.m. (Toronto, Ontario local time) on the Closing Date, and items of income, gain, deduction, loss or credit of such Purchased Entity for the Straddle Period of such Purchased Entity shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of such Purchased Entity were closed at 12:00:00 a.m. (Toronto, Ontario local time) on the Closing Date; provided however that: (i) exemptions, allowances or deductions that are calculated on an annual basis and depreciation deductions shall be apportioned between such two taxable years or periods on a daily basis; (ii) the amount of any Taxes of such Purchased Entity that are not reasonably apportioned based on an interim “closing of the books basis” but rather are applicable to a period of time shall be apportioned to that portion of such period which is a Pre-Closing Tax Period of such Purchased Entity by multiplying the amount of such Taxes for the entire period by a fraction, the numerator of which is equal to the number of days in such period ending on (but excluding) the Closing Date and the denominator of which is equal to the total number of days in the entire period, and the balance of any such Taxes shall be apportioned to that portion of such period which is a Post-Closing Tax Period of such Purchased Entity; and (iii) the Liability and deduction for franchise Taxes based on income or gross receipts shall be determined on the basis of the period during which such income or gross receipts were earned and without regard to the period for which any privilege to exercise such franchise is granted.

6.4	Control of Pre-Closing Tax Period Audits.

(a)	The Sellers shall control the conduct (including the granting of any extension or waiver of a statute of limitations) of any audit, assessment or examination regarding any Taxes (a “Pre-Closing Tax Claim”) relating to periods covered by the Tax Returns referred to in subsection 6.2(a) (whether or not a claim for indemnification has been made), provided that, a Purchased Entity shall be permitted, at its sole expense, to participate in any such Pre-Closing Tax Claim. Colliers shall have the right, at its sole expense, to participate in any of the matters referred to in this subsection 6.4(a) and no final decision on any of such matters may be made by the Sellers without the prior written consent of Colliers if the relevant matter would, or is reasonably likely to, adversely affect Colliers or a Purchased Entity for any Post-Closing Tax Period of such Purchased Entity (and, in such case only, Colliers may withhold its consent in its sole discretion; provided that, Colliers shall not be entitled to withhold its consent if the Sellers shall then agree in writing to indemnify, defend and hold harmless Colliers and the Purchased Entities of and from all adverse effects arising from (or attributable to) the decision sought to be made by the Sellers).

(b)	Each Purchased Entity shall control the conduct (including the granting of any extension or waiver of a statute of limitations) of any audit, assessment or examination regarding any Taxes (a “Straddle Tax Claim”) relating to periods covered by the Tax Returns referred to in subsection 6.2(b) (whether or not a claim for indemnification has been made), provided that, a Seller shall be permitted, at its sole expense, to participate in any such Straddle Tax Claim and no final decision on any of such matters may be made by such Purchased Entity without the prior written consent of a Seller if the relevant matter would, or is reasonably likely to, adversely affect such Seller for any Pre-Closing Tax Period of such Purchased Entity (and, in such case only, such Seller may withhold its consent in its sole discretion; provided that, a Seller shall not be entitled to withhold their consent if Colliers shall then agree in writing to indemnify, defend and hold harmless such Seller of and from all adverse effects arising from (or attributable to) the decision sought to be made by such Purchased Entity).

(c)	It is agreed that all costs and expenses (but not actual Liabilities with respect to Taxes) related to: (i) the Pre-Closing Tax Claims and matters specified in subsection 6.4(a) (excluding, however, all costs of a Purchased Entity’s or Colliers’ participation therein, which costs shall be paid solely by such Purchased Entity and Colliers, respectively, without any reimbursement or indemnification therefor by the Sellers) shall be paid in full by the Sellers; and (ii) the Straddle Tax Claims and matters specified in subsection 6.4(b) (excluding, however, all costs of the Sellers’ participation therein, which costs shall be paid solely by the Sellers, without any reimbursement or indemnification therefor by such Purchased Entity or Colliers) shall be paid in full by such Purchased Entity.

(d)	If a notice or other communication (any such notice or other communication being referred to in this Section 6.4 as a “Tax Notice”) is received by a Party of either: (i) a proposed audit, assessment or examination of a Purchased Entity in respect of any Pre- Closing Tax Period or Straddle Period of such Purchased Entity; or (ii) the assessment of any Taxes against a Purchased Entity for any Pre-Closing Tax Period or any Straddle Period of such Purchased Entity, in each case, a true and complete copy of such Tax Notice shall be promptly provided to the other Parties, as applicable, by the Person who received it.

6.5          Miscellaneous Tax Matters. Colliers shall not, and shall not cause an entity to: (i) amend, refile or otherwise modify, and shall cause each Purchased Entity not to amend, refile or otherwise modify, any Tax Return of such Purchased Entity with respect to any Pre-Closing Tax Period of such Purchased Entity; and (ii) file any election, make any designation or take any action in respect of any taxation years or portions thereof ending on or before the Closing, in each case, if such amendment, modification, election or designation would result in an increase in the amount of the Taxes for which a Seller may be liable under this Agreement, in each case without the prior written consent of the Sellers, which consent will not be unreasonably withheld or delayed. The Sellers shall not be liable for any Losses (including Taxes) arising as a result of a breach by Colliers of this Section 6.5.

6.6	Refunds and Tax Benefits.

(a)	As used in Sections 6.6 and 6.7, “Tax Refund” means any refund of any Taxes (including any interest thereon) which a Purchased Entity becomes entitled to that is received: (i) by way of an actual payment of monies; or (ii) by way of a credit or an off- set against other Taxes payable for which a Purchased Entity is liable pursuant to subsection 6.3(b), in each case, excluding any such refund or portion thereof (including any interest thereon) that arises as a result of a carryback of a loss or other Tax benefit from a Tax period (or portion thereof) beginning on or after the Closing Date.

(b)	It is hereby agreed that if a Purchased Entity becomes entitled at any time to any Tax Refund in respect of: (i) any Taxes of a Purchased Entity attributable to any Pre-Closing Tax of such Purchased Entity; and (ii) with respect to any Straddle Period of such Purchased Entity, the portion of such Straddle Period ending at or before 12:00:00 a.m. (Toronto, Ontario local time) on the Closing Date (determined in a manner consistent with subsection 6.3(c)), then each such Tax Refund shall, except as provided otherwise in subsection 6.6(c), be solely for the account of the Sellers. Regarding each such Tax Refund: (A) if such Tax Refund is made, in whole or in part, by way of an actual payment of monies (including by way of cheque or wire transfer) to a Purchased Entity, such Purchased Entity shall pay to the Sellers (or the applicable Seller), an amount equal to the total amount so received in respect of such Tax Refund (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by such Purchased Entity or its Affiliates on the total amount so received in respect of such Tax Refund and any reasonable out-of-pocket expenses borne by such Purchased Entity or its Affiliates in securing such Tax Refund); or (B) if such Tax Refund is made, in whole or in part, by the giving of a credit or allowance or in any other manner whatsoever (other than by way of an actual payment of monies) against any past or future Taxes payable by or in respect of a Purchased Entity, such Purchased Entity shall pay to the Sellers (or the applicable Seller) that amount which is equal to the total Tax Refund amount so obtained (net only of any income Taxes that, in accordance with applicable Laws, are required to be paid by such Purchased Entity or its Affiliates on such Tax Refund and any reasonable out-of-pocket expenses borne by such Purchased Entity or its Affiliates in securing such Tax Refund).

(c)	To the extent any Tax Refund is paid to the Sellers pursuant to subsection 6.6(b) and such Tax Refund (or portion thereof) is subsequently disallowed or required to be returned to the applicable Governmental Authority, the Sellers (or the applicable Seller)

will promptly repay such Tax Refund (or portion thereof) so received by them (or it), together with any interest, penalties or other additional amounts imposed by the applicable Governmental Authority, to the applicable Purchased Entity.

(d)	Any payment made pursuant to this Section 6.6 shall be treated by the Parties as an adjustment to the Purchase Price.

6.7	Tax Elections.

(a)	If it is determined that a Purchased Entity made an “excessive eligible dividend designation”, as defined in Section 89(1) of the ITA, each Seller hereby consents to (or shall cause the recipient of the relevant dividend to consent to) the making of an election under Section 185.1(2) of the ITA in respect of the full amount thereof, and such election shall be made by such Purchased Entity (if requested by a Seller) in the manner and within the time prescribed by Sections 185.1(2) and 185.1(3) of the ITA.

(b)	If it is determined that a Purchased Entity has made an election under Section 83(2) of the ITA in respect of the full amount of any dividend payable by it on shares of any class of its capital stock and the full amount of such dividend exceeded the amount of its “capital dividend account”, as defined in the ITA, immediately before the dividend became payable, each Seller hereby consents to (or shall cause the recipient of the relevant dividend to consent to) the making of an election under Section 184(3) of the ITA in respect of such dividend such elections shall be made by such Purchased Entity (if requested by a Seller).

ARTICLE 7 – INTERIM PERIOD

7.1          Interim Period Covenants – Hennick Parties. The Hennick Parties jointly and severally agree with Colliers that, continuously throughout the Interim Period, the Hennick Parties will use their commercially reasonable efforts to ensure that:

(a)	Jayset Mgt carries on its business and affairs during the Interim Period in the ordinary course of business (including continuing to pay, satisfy and discharge its Liabilities in the ordinary course of business);

(b)	Jayset Mgt complies, in all material respects, with all applicable Laws and the MSA; and

(c)	if any of the representations and warranties of the Sale Parties in this Agreement become untrue or incorrect during the Interim Period, written notice of such untruth or incorrectness (which notice shall set forth reasonable particulars of such untruth or incorrectness) will be promptly given to Colliers;

and, during the Interim Period, the Hennick Parties shall use their respective commercially reasonable efforts to diligently take, or cause to be taken, all actions that are necessary, proper or advisable to satisfy or be able to satisfy, on or prior to the Closing Time, the conditions of Closing on their part to be satisfied in Article 8 and otherwise to consummate and make effective, the Transactions in accordance with the terms of this Agreement. Without the prior written approval of Colliers (which approval may be withheld by Colliers in its sole discretion) or except as otherwise expressly contemplated by this Agreement (including in connection with the Reorganization and Section 7.5 or in connection with the transfer of employees and related assets, Liabilities and Contracts of Jayset Mgt to Management Co. prior to the Closing Date) or as required by applicable Law, at any time during the Interim Period, the Hennick Parties shall not, nor shall a Sale Party permit a Purchased Entity to:

(d)	amend or otherwise change the Constituent Documents of a Purchased Entity;

(e)	split, combine, reclassify or otherwise amend the terms of any of the ownership interests of a Purchased Entity or issue or authorize the issuance of any other ownership interests in respect of, in lieu of or in substitution for the ownership interests of a Purchased Entity;

(f)	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or acquire any of the ownership interests of a Purchased Entity;

(g)	issue, sell, deliver, transfer, dispose of, create, authorize, pledge or otherwise encumber or subject to any Encumbrance any of the ownership interests of a Purchased Entity or any securities convertible into, exchangeable for or exercisable for any such ownership interests, or any rights, warrants or options to acquire, any of such ownership interests, or any appreciation rights, “phantom” ownership rights, performance units, rights to receive ownership interests of a Purchased Entity on a deferred basis or other rights linked to the value of the ownership interests of a Purchased Entity, including pursuant to Contracts, other than as provided for by this Agreement;

(h)	hire any employees or independent contractors of a Purchased Entity;

(i)	permit a Purchased Entity to acquire or commit to acquire by amalgamation, consolidation, subscription, acquisition of securities or assets/properties, or otherwise, securities or other ownership interests of any Person or the assets/properties of any Person, or make any loans, advances or capital contributions to, or other investments in, any other Person, other than to a Purchased Entity;

(j)	incur or assume any indebtedness or other Liability or cause a Purchased Entity to guarantee the indebtedness or other Liability of another Person, or issue or sell any debt securities or guarantee any debt securities of another Person;

(k)	place or allow the creation of any Encumbrance on any of the equity interests in a Purchased Entity or assets or properties of a Purchased Entity;

(l)	amend, transfer, assign or waive any of its rights or entitlements under the MSA;

(m)	make any material change in any method of financial accounting principles or practices, in each case, except for a change in ASPE or applicable Law enacted or coming into force following the Agreement Date;

(n)	(i) settle or compromise any Tax claim, notice, audit report or audit assessment by any Governmental Authority; (ii) make or change any election in respect of Taxes or adopt or change any accounting method in respect of Taxes that could adversely affect the Taxes of a Purchased Entity in a Post-Closing Tax Period of such Purchased Entity or, with respect to any Straddle Period of such Purchased Entity, the portion of such Straddle Period beginning on or after the Closing Date; (iii) amend any Tax Returns or file claims for Tax refunds; (iv) fail to file any Tax Return in a complete and accurate manner, in all material respects, when due (after giving effect to any applicable extensions); or (v) enter into any closing agreement or Tax allocation, sharing or indemnity agreement, surrender any right to claim, or forgo any claim to, a Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, in each case, relating to a Purchased Entity;

(o)	institute, settle or compromise any Legal Proceedings pending or threatened before any Governmental Authority made by or against a Purchased Entity or any of its officers and directors in their capacities as such, other than any Legal Proceeding brought against Colliers arising out of a breach or alleged breach of this Agreement or the MSA by Colliers;

(p)	dispose of any assets or properties of a Purchased Entity except in the ordinary course of business;

(q)	adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization with respect to a Seller or a Purchased Entity;

(r)	fail to maintain in full force and effect (or renew) any insurance policies covering a Purchased Entity or its assets or properties, directors and/or officers; or

(s)	agree or commit to do any of the foregoing matters in subsections 7.1(d) to 7.1(r).

7.2          Interim Period Covenants – Colliers. Colliers agrees with the Hennick Parties that, if any representations and warranties of Colliers in this Agreement become untrue or incorrect during the Interim Period, written notice of such untruth or incorrectness (which notice shall set forth reasonable particulars of such untruth or incorrectness) will be promptly given to the Hennick Parties, and, during the Interim Period, Colliers shall use its commercially reasonable efforts to diligently take, or cause to be taken, all actions that are necessary, proper or advisable to satisfy or be able to satisfy, on or prior to the Closing Time, the conditions of Closing on its part to be satisfied in Article 8 and otherwise to consummate and make effective, the Transactions in accordance with the terms of this Agreement.

7.3          Access and Investigation. During the Interim Period, the Hennick Parties will: (a) upon reasonable notice and during regular business hours afford Colliers and its representatives (collectively, the “Colliers Representatives”) reasonable access to each Purchased Entity’s Contracts, books and records and other documents and data; (b) furnish the Colliers Representatives with copies of all such Contracts, books and records and other existing documents and data as the Colliers Representatives may reasonably request; and (c) furnish the Colliers Representatives with such additional financial and other data and information concerning Purchased Entities as the Colliers Representatives may reasonably request.

7.4          Required Notices and Approvals. As promptly as practicable after the Agreement Date, each of the Parties will, and will cause their respective Affiliates to, make all filings with, send all notices to and/or obtain all applicable consents or approvals of Governmental Authorities and third parties (including stock exchanges) required to be made, sent or obtained by them in order to consummate the Transactions. During the Interim Period, each Party will cooperate with others of them in seeking/giving such filings, notices, consents and approvals as may be necessary and reasonably requested by such Party. The Parties will, to the extent reasonably practicable, consult each other on, in each case, subject to applicable Laws relating to the exchange of information, all the information relating to the Parties, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Authorities in connection with the Transactions. In exercising the foregoing right, each of the Parties will act reasonably and as promptly as reasonably practicable.

7.5	Hennick Parties Reorganization.

(a)	Colliers agrees that notwithstanding any other provision of this Agreement, during the Interim Period, the Hennick Parties and their Affiliate(s) may effect the Reorganization

(and in connection therewith, may determine the amount of any elections made pursuant to subsection 85(1) of the ITA). Colliers acknowledges and agrees that the Hennick Parties and their Affiliate(s) may amend the steps contemplated in the Reorganization Memo provided that: (i) Colliers provides its written consent to such amendments, which consent shall not be unreasonably withheld or delayed; and (ii) such amendments do not: (A) materially impede, delay or prevent consummation of the Transactions, or (B) materially prejudice or have material adverse consequences for Colliers or a Purchased Entity or their direct or indirect equity holders following Closing (taking into account any adjustment to the Purchase Price contemplated in Section 3.3 and the Sale Parties indemnification obligations in Section 11.1(c)). The Hennick Parties agree that each Seller who has acquired or will acquire Hennick Holdco Shares pursuant to the Reorganization, will not be a non-resident of Canada for the purposes of Section 116 of the ITA, or in the case of a partnership will be a “Canadian partnership” as defined in the ITA.

(b)	The Reorganization (to the extent carried out in compliance with this Section 7.5) shall not be taken into account or considered in determining whether a representation, warranty or covenant of a Sale Party hereunder has been breached or for purposes of assessing whether a condition to closing in Article 8 has been satisfied.

(c)	The Hennick Parties will provide written notice to Colliers of any change to the Reorganization at least ten (10) days prior to the expected Closing Date. Each Party will, upon the satisfaction or, where not prohibited, the waiver by it, of all conditions for its benefit in Article 8 (other than the conditions that by their nature can only be satisfied at Closing), promptly confirm the same in writing to the other Parties, and upon each Party having so confirmed and having confirmed that it is prepared, and able, to promptly and without further condition and delay proceed to effect the Closing, the Hennick Parties will complete the Reorganization. Colliers shall have the opportunity to review and provide comments on the documentation giving effect to the Reorganization, and the Reorganization shall be implemented to the satisfaction of Colliers, acting reasonably.

(d)	For greater certainty, Colliers acknowledges that as part of the Reorganization the total number of Purchased Shares, and the owners thereof, may change, provided that at Closing: (i) Colliers acquires, directly or indirectly, not less than all of the outstanding shares in the capital of Jayset Mgt for the aggregate Purchase Price, and that references in this Agreement to the Sellers shall include, as a result and as applicable, any applicable Affiliate thereof who acquires any shares in the capital of Hennick Holdco pursuant to the Reorganization and sells, transfers and assigns such shares to Colliers on Closing; and (ii) any Person who acquires shares in the capital of Hennick Holdco pursuant to the Reorganization executes a joinder agreement to this Agreement pursuant to which such Person agrees to be jointly and severally liable with the other Sellers as a Seller under this Agreement.

(e)	For purposes of this Agreement, the entering into by Management Co., Jay and Colliers of the New MSA at Closing, along with the transfer of employees and related assets, Liabilities and Contracts of Jayset Mgt to Management Co. prior to the Closing Date, shall be considered part of the Reorganization Memo.

7.6          Closing Cash. At least five Business Day prior to the Closing Date, the Sale Parties shall advise Colliers in writing of the amount of Closing Cash. The Closing Cash shall remain an asset of the applicable Purchased Entities at the Closing Time.

7.7	Trust Agreement. Prior to the Closing Date, Colliers will use its reasonable best efforts to cause Equity Financial Trust Company to execute and deliver a counterpart to the Trust Agreement to be held in escrow by Colliers and released conditional on Closing occurring.

ARTICLE 8 – CLOSING CONDITIONS AND DELIVERIES

8.1          Closing Conditions and Deliveries in Favour of All Parties. The respective obligations of each Party to this Agreement to consummate the Transactions are subject to the satisfaction and/or fulfillment of each of the following conditions at or prior to the Closing Time, any of which may be waived (to the extent permitted by applicable Law) in writing by all Parties hereto in their sole discretion or deemed waived if all Parties hereto complete the Transactions without a written waiver and such condition is not satisfied:

(a)	no restraining order, preliminary or permanent injunction, cease trade order or other order issued by any Governmental Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Transactions shall be in effect, nor shall there be any statute, rule, regulation, applicable Law or order enacted, entered, promulgated enforced or deemed applicable to the Transactions which prohibits, restrains or makes the consummation of the Transactions illegal;

(b)	the Transaction Resolution shall have been approved by the requisite number of votes cast by the holders of Subordinate Voting Shares at the Meeting as contemplated in Section 2.4; and

(c)	receipt of all approvals and consents of the following Persons which are required to be obtained, or notices which are required to be given to the following Persons, to permit the Parties to consummate the matters provided for in, or contemplated by, the Transaction Documents: (i) the Toronto Stock Exchange (subject only to satisfaction of customary listing conditions); (ii) the NASDAQ Global Select Market; (iii) such lenders as are required under the Credit Agreement; and (iv) such Persons as are required under the note purchase agreement dated as of May 17, 2018, as subsequently amended, governing the senior secured notes issued by an affiliate of, and guaranteed by, Colliers, as amended, governing the senior secured notes of Colliers.

8.2          Closing Conditions and Deliveries in Favour of Colliers. The obligations of Colliers to consummate the Transactions are subject to the satisfaction and/or fulfillment of each of the following conditions at or prior to the Closing Time, any of which may be waived (to the extent permitted by applicable Law) in writing by Colliers in its sole discretion or deemed waived if Colliers completes the Transactions without a written waiver and such condition is not satisfied:

(a)	in respect of the representations and warranties of the Sale Parties contained in this Agreement:

(i)	the Hennick Fundamental Representations shall be true, correct and complete as of the Closing Date as though made on and as of the Closing Date; and

(ii)	all representations and warranties of the Sale Parties (other than the Hennick Fundamental Representations) shall be true, correct and complete, in all material respects, as of the Closing Date (except for any such representations and warranties that already have a materiality qualifier, which shall be true, correct and complete in all respects) as though made on and as of the Closing Date;

in each case, other than such representations and warranties that are made as of another specified date, which representations and warranties shall be true, correct and complete as of such other date, and Colliers shall have received from the Sale Parties a certificate to such effect;

(b)	the Hennick Parties shall have performed or complied with, in all material respects, the obligations and covenants required to be performed or complied with by them, respectively, under this Agreement at or prior to the Closing Time, and Colliers shall have received from the Hennick Parties a certificate to such effect;

(c)	Colliers shall have received electronic certificates representing all of the Purchased Shares registered in the name of the Sellers and marked “cancelled”, together with a share transfer power of attorney executed by each Seller and dated the Closing Date providing for the assignment and transfer to Colliers of those of the Purchased Shares which are being sold by such Seller to Colliers pursuant to Section 2.1;

(d)	Colliers shall have received electronic certificates dated the Closing Date evidencing the Purchased Shares being acquired by Colliers pursuant to Section 2.1, registered in the name of Colliers;

(e)	Colliers shall have received a copy of resolutions of the directors of each Hennick Party which is an entity, certified by an officer of such Hennick Party: (i) authorizing such Hennick Party to execute and deliver this Agreement together with all those Transaction Documents which are required to be executed and delivered by such Hennick Party in connection with the completion of the Transactions; (ii) in the case of Jayset Mgt only, authorizing and approving the MSA Termination Agreement; and (iii) authorizing and approving the Transactions;

(f)	Colliers shall have received each of the following dated the Closing Date: (i) a copy of the Constituent Documents of each Purchased Entity and each Seller certified by an officer of such Person; and (ii) a certificate of incumbency for each Purchased Entity and each Seller (together with specimen signatures of those individuals actually signing this Agreement);

(g)	Colliers shall have received, one (1) Business Day prior to the Closing Date, a Certificate of Status (or the equivalent) for each Purchased Entity and each Seller from its jurisdiction of incorporation or formation;

(h)	Colliers shall have received executed resignations and releases of all the directors and officers of each Purchased Entity, effective at the Closing Date; and

(i)	Colliers shall have received all documents required to be executed and delivered by the Hennick Parties or their Affiliates, respectively, duly executed by each of them, in order to give effect to the matters provided for in the Transaction Documents or otherwise agreed to among the Parties, including:

(i)	such documents as are required or appropriate evidencing the completion and effectiveness of the Reorganization prior to the Closing Time, together with the written notice contemplated by subsection 7.6;

(ii)	a termination agreement (the “MSA Termination Agreement”), made as at the Closing Date, among Jayset Mgt, Jay and Colliers (in a form mutually acceptable to the parties thereto, each acting reasonably) pursuant to which: (A) the MSA is terminated for no consideration; (B) each party thereto is released of and from all matters under the MSA up to and including the Closing Date (except Colliers in respect of its obligations under Section 2.2 of this Agreement); and (C) Jayset Mgt waives payment by Colliers of any amounts under the MSA following the Closing Date (except as contemplated in Section 2.2);

(iii)	the New MSA;

(iv)	the Trust Agreement; and

(v)	a registration rights agreement (the “Registration Rights Agreement”) made as at the Closing Date among Colliers and Henset, substantially in the form attached at Schedule D.

8.3          Closing Conditions and Deliveries in Favour of the Hennick Parties. The obligations of the Hennick Parties to consummate the Transactions are subject to the satisfaction and/or fulfillment of each of the following conditions at or prior to the Closing Time, any of which may be waived (to the extent permitted by applicable Law) in writing by the Hennick Parties in their sole discretion or deemed waived if the Hennick Parties complete the Transactions without a written waiver and such condition is not satisfied:

(a)	in respect of the representations and warranties of Colliers contained in this Agreement:

(i)	the Colliers Fundamental Representations shall be true, correct and complete as of the Closing Date as though made on and as of the Closing Date; and

(ii)	all representations and warranties of Colliers (other than the Colliers Fundamental Representations) shall be true, correct and complete, in all material respects, as of the Closing Date (except for any such representations and warranties that already have a materiality qualifier, which shall be true, correct and complete in all respects) as though made on and as of the Closing Date;

in each case, other than such representations and warranties that are made as of another specified date, which representations and warranties shall be true, correct and complete as of such other date, and the Hennick Parties shall have received from Colliers a certificate to such effect;

(b)	Colliers shall have performed or complied with, in all material respects, the obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Time, and the Hennick Parties shall have received from Colliers a certificate to such effect;

(c)	the Hennick Parties shall have received a copy of resolutions of the directors of Colliers, certified by an officer of Colliers, authorizing Colliers to execute and deliver this Agreement together with all those Transaction Documents which are required to be executed and delivered by Colliers in connection with the completion of the Transactions and the approval of the issuance of the Subordinate Voting Shares pursuant to subsection 3.3(b);

(d)	the Hennick Parties shall have received each of the following dated the Closing Date: (i) a copy of the Constituent Documents of Colliers certified by an officer of Colliers; and (ii) a certificate of incumbency for Colliers (together with specimen signatures of those individuals actually signing this Agreement);

(e)	the Hennick Parties shall have received, one (1) Business Day prior to the Closing Date, a Certificate of Status (or the equivalent) of Colliers from its jurisdiction of incorporation;

(f)	the Hennick Parties shall have received all documents required to be executed and delivered by Colliers and its Affiliates, respectively, duly executed by each of them, in order to give effect to the matters provided for in the Transaction Documents, including the MSA Termination Agreement, the New MSA, the Trust Agreement and the Registration Rights Agreement.

(g)	payment by Colliers to Jayset Capital of that amount required to be paid at the Closing Time to Jayset Capital in accordance with subsection 3.3(a) to an account designated in writing to Colliers by Jayset Capital; and

(h)	the Seller(s) (or an agent of the Seller(s)) shall have received a certificate, direct registration system advice statement or electronic deposit into an account designated by the Seller(s) evidencing an aggregate of 3,572,858 Subordinate Voting Shares issuable to the Seller(s).

8.4          Closing & Place of Closing. The completion of the Transactions (the “Closing”) will take place on the fifth Business Day immediately following the Business Day on which there occurred the satisfaction or waiver (to the extent permitted by applicable Law) of all conditions set forth above in this Article 8 (other than those conditions that, by their nature, are to be satisfied by deliveries made at the Closing, but subject to the satisfaction or, to the extent permitted hereunder, waiver of all such conditions), unless this Agreement has been terminated pursuant to and in accordance with Article 12, or another date that is mutually agreed to in writing by Colliers and the Hennick Parties (the date of the Closing, the “Closing Date”). Closing may be conducted by means of a conference telephone call among some or all of the parties required therefor and/or by an exchange of documents by electronic transmission.

ARTICLE 9 – PUBLIC ANNOUNCEMENTS; POST-CLOSING COVENANTS

9.1          Public Announcements. The Parties shall cooperate with each other on the issuance or publication of any press release or other public announcement or filing with respect to this Agreement or the Transactions, and no Party shall issue or publish any such press release or other public announcement without the prior written consent of Colliers and Henset Capital (which consent shall not be unreasonably withheld, conditioned or delayed); provided that nothing herein shall prohibit any Party from any such issuance, publication or filing (including a filing or public disclosure of this Agreement) to the extent that such Party reasonably determines such issuance, publication or filing is required by applicable Laws or by the regulations/rules of any Governmental Authority or stock exchange on which any equity interests of such Party or any of its Affiliates is traded or is proposed to be traded.

9.2          Purchased Entity Minute Books. Following Closing, the Sellers shall send (or cause to be sent) to Colliers (or as Colliers shall direct) the corporate seal (to the extent one exists), minute books (including the corporate records typically maintained therein), share certificates, share certificate books, share transfer books, share register books, shareholders’ register, officers’ register and directors’ register of each Purchased Entity.

ARTICLE 10 – SURVIVAL OF REPRESENTATIONS AND COVENANTS

10.1       Survival of Representations and Warranties of Sale Parties. The respective representations and warranties of the Sale Parties contained in this Agreement shall survive the Closing and, notwithstanding such Closing or any investigations made by or on behalf of the Parties, shall continue in full force and effect as follows:

(a)	with respect to all representations and warranties set forth in this Agreement pertaining to matters involving Taxes and the specific indemnity in Section 11.1(c), for as long from and after the Closing Date as a Purchased Entity may be assessed or reassessed or any Legal Proceedings may be brought in connection therewith, plus sixty (60) days; provided that, if the period of assessment or reassessment otherwise applicable is extended (whether by the giving of a waiver, consent or otherwise), such representations and warranties shall continue in full force and effect until the expiration of the period as so extended, plus sixty (60) days;

(b)	with respect to the Hennick Fundamental Representations, for the period of six (6) years commencing on the Closing Date; and

(c)	with respect to all representations and warranties of a Sale Party contained in Article 4 and not specified above in this Section 10.1, for the period of eighteen (18) months following the Closing Date;

provided that, the indemnity obligations of a Sale Party under Article 11 shall not terminate at the expiration of the periods set forth above with respect to any matters in respect of which a Claim Notice (as such term is defined in subsection 11.4(a)) had been sent at a time which is prior to the expiration of the time period hereinbefore specified in this Section 10.1 as applicable to such matter; and, for greater certainty, the indemnity obligations in respect of each matter in respect of which a Claim Notice had been so sent shall survive until the claim for indemnification made in respect of such matter has been satisfied or otherwise resolved as provided for in Article 11.

10.2       Survival of Representations and Warranties of Colliers. The representations and warranties of Colliers contained in this Agreement shall survive the Closing and, notwithstanding such Closing or any investigations made by or on behalf of the Parties, shall continue in full force and effect as follows:

(a)	with respect to the Colliers Fundamental Representations, for the period of six (6) years commencing on the Closing Date; and

(b)	with respect to all representations and warranties of Colliers contained in this Agreement and not specified above in this Section 10.2, for the period of eighteen (18) months following the Closing Date;

provided that, the indemnity obligations of Colliers under Article 11 shall not terminate at the expiration of the periods set forth above with respect to any matters in respect of which a Claim Notice had been sent at a time which is prior to the expiration of the time period hereinbefore specified in this Section 10.2 as applicable to such matter; and, for greater certainty, the indemnity obligations in respect of each matter in respect of which a Claim Notice had been so sent shall survive until the claim for indemnification made in respect of such matter has been satisfied or otherwise resolved as provided for in Article 11.

ARTICLE 11 – INDEMNITIES

11.1       Indemnification by Sale Parties. Following Closing, each Sale Party jointly and severally shall, and do hereby, indemnify and save harmless Colliers and the Purchased Entities (collectively, the “Colliers Indemnified Parties”) from and against any and all Losses incurred, sustained or suffered by the Colliers Indemnified Parties as a result of or in any way relating to:

(a)	any of the representations and warranties of a Sale Party contained in this Agreement having been untrue or inaccurate;

(b)	any non-compliance by a Sale Party with any of such Sale Party’s covenants and agreements contained in this Agreement; and

(c)	the Reorganization and any and all Taxes of the Purchased Entities arising therefrom, and any and all other Liabilities (including any compensation, benefits, severance or other amounts owing to any previous employees and independent contractors) of a Purchased Entity in existence as at the Closing Time (in each case, other than as accounted for in an adjustment to the Purchase Price, to the extent offset by the Closing Cash or otherwise paid by a Sale Party in accordance with this Agreement).

11.2       Indemnification by Colliers. Following Closing, Colliers shall, and does hereby, indemnify and save harmless each Sale Party (collectively, the “Hennick Indemnified Parties”) from and against any and all Losses incurred, sustained or suffered by the Hennick Indemnified Parties as a result of or in any way relating to:

(a)	any of the representations and warranties of Colliers contained in Article 5 having been untrue or inaccurate; and

(b)	any non-compliance by Colliers with any of Colliers’ covenants and agreements contained in this Agreement.

11.3	Limitations.

(a)	Notwithstanding any other provisions hereof, the maximum aggregate liability of the Sale Parties for their indemnification obligations in Section 11.1 shall not exceed an amount equal to the Purchase Price.

(b)	Notwithstanding any other provisions hereof, the maximum aggregate liability of Colliers for its indemnification obligations in Section 11.2 shall not exceed an amount equal to the Purchase Price.

11.4	Indemnification Procedure.

(a)	If a Colliers Indemnified Party or a Hennick Indemnified Party entitled to indemnity under either Section 11.1 or 11.2 (such party being sometimes referred to in this Article 11 as the “Indemnified Party”) wishes to assert a claim for indemnity against a Party liable to it under this Article 11 (such liable Party being sometimes referred to in this Article 11 as the “Indemnifier” and such claim for indemnity being sometimes referred to as an “Indemnity Claim”), it can only do so by giving a notice in writing (a “Claim Notice”) to the Indemnifier as soon as is reasonably practicable after the discovery of any facts or circumstances that are reasonably likely to give rise to an Indemnity Claim, which Claim Notice must provide reasonable particulars then known of the matters for which indemnity is then being sought (and be accompanied with copies of any relevant documents then received or obtained by the Indemnified Party in respect of such Indemnity Claim) and either the amount of any actual Losses suffered, sustained or incurred by the Indemnified Party in connection with the matter in respect of which indemnity is so being sought or a good faith estimate of such amount (provided that any estimate of such amount shall be subject to indemnification under this Article 11 only at such time as the amount becomes an actual Loss suffered, sustained or incurred).

(b)	The Indemnifier shall have the period of thirty (30) days following its receipt of such Claim Notice (such period being herein called the “Cure Period”) in which to cure or rectify, at its sole cost, the matters for which indemnity is being sought, as specified in such Claim Notice, and, if such matters are capable of being cured or rectified, the Indemnifier shall use its commercially reasonable efforts so as to cause or effect such cure or rectification.

(c)	If the matter for which indemnity is sought:

(i)	has been fully cured or rectified (including the payment of any Losses which the Indemnifier is liable to pay) to the satisfaction of the Indemnified Party, acting reasonably, on or prior to the expiration of the Cure Period, the Indemnifier shall have no further Liability to the Indemnified Party in respect thereof; or

(ii)	either: (x) has not been fully cured or rectified (including the payment of any Losses which the Indemnifier is liable to pay) to the satisfaction of the Indemnified Party, acting reasonably, prior to the expiration of the Cure Period; or

(y) in the determination of the Indemnified Party, acting reasonably, is not capable of being cured prior to the expiration of the Cure Period, the Indemnifier shall, forthwith upon the expiration of the Cure Period, in the case of (x) above, or upon the delivery of notice by the Indemnified Party to the Indemnifier of the determination referred to in (y) above, pay to the Indemnified Party the amount payable in respect of that matter pursuant to this Article 11, unless the Indemnifier bona fidely either: (A) disputes the Indemnity Claim; or (B) disputes that it has not cured or rectified the matter for which indemnity is sought, or that the matter is not capable of being cured or rectified prior to the expiration of the Cure Period, and, in each case, has commenced appropriate Legal Proceedings regarding such dispute within thirty (30) days following the end of the Cure Period referable thereto (and then the Indemnifier shall pay to the Indemnified Party the amount payable in connection with such Indemnity Claim, if any, following a determination of such dispute pursuant to such Legal Proceedings or if such Legal Proceedings are not so commenced within such thirty (30) day period, at the expiration of such thirty (30) day period (or as otherwise agreed upon in writing by the Indemnifier and the Indemnified Party)).

11.5       Indemnity is Sole and Exclusive Remedy. Following Closing, this Article 11 shall constitute the sole and exclusive remedy for each Party against any other Party for monetary damages with respect to any and all breaches of any agreement, covenant, representation or warranty made by such other Party in this Agreement; provided that, this Section 11.4 shall not apply to any claims based on fraud or intentional misrepresentation, and provided further that the Parties shall have the right to seek specific performance or other equitable remedies in connection with any breach of this Agreement or any other Transaction Document.

11.6       Insurance Proceeds. In respect of each matter for which a claim for indemnity is made by an Indemnified Party against an Indemnifier in accordance with this Article 11, if such Indemnified Party (or any Affiliate thereof, as the case may be (which Affiliates include a Purchased Entity if the Indemnified Party is a Colliers Indemnified Party)) shall receive any insurance or other proceeds as compensation for (or otherwise in respect of) such matter from an insurance company or any other Person, then the amount otherwise payable by the Indemnifier in respect of such matter shall be reduced by the total amount of the insurance and other proceeds so received (net of any deductibles, premium increases and “out-of-pocket” expenses reasonably incurred by the recipient thereof in connection with, or as a result of, its collection thereof). Each Party agrees that it shall use commercially reasonable efforts to collect upon those of its or its Affiliates insurance policies which provide coverage in respect of a matter for which indemnification is provided under this Article 11, provided that no Indemnified Party shall be prohibited from pursuing or collecting on any claim for indemnification in accordance with this Article 11 while it is using (or required to be using) such efforts to collect upon such insurance policies.

11.7       Interest on Non-Payment. All amounts required to be paid by one Party to another Party pursuant to this Article 11 shall be paid within ten (10) days following written demand for payment and any amount which is not paid when due shall bear interest until paid in full at the rate of 8% per annum, computed, compounded and payable monthly.

11.8       Adjustment to Purchase Price. All indemnity payments pursuant to this Article 11 shall be considered by the Parties as an adjustment to the Purchase Price.

11.9   One Recovery. Any Indemnified Party shall not be entitled to double recovery for any claims even though they may have resulted from the breach of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement. No Hennick Party has any liability or obligation with respect to any claim for indemnification to the extent that such matter was reflected as an adjustment to the Purchase Price under Section 3.3(a) of this Agreement.

ARTICLE 12 – TERMINATION

12.1       Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a)	by the mutual written consent of the Parties;

(b)	by either Colliers or a Hennick Party if: (i) any Governmental Authority of competent jurisdiction shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such judgment, order, injunction, rule, decree or other action shall have become final and non- appealable; or (ii) the Closing Time shall not have occurred by 5:00 p.m. (Toronto, Ontario local time) on May 31, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this paragraph 12.1(b)(ii) shall not be available to: (A) Colliers, if a Hennick Party has the right to terminate this Agreement pursuant to subsection 12.1(c); or (B) a Hennick Party, if Colliers has the right to terminate this Agreement pursuant to subsection 12.1(d);

(c)	by a Hennick Party if there has been a breach of any representation, warranty, covenant or agreement made by Colliers in this Agreement, such that the condition set forth in subsection 8.3(a) or 8.3(b) would not be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the End Date;

(d)	by Colliers if there has been a breach of any representation, warranty, covenant or agreement made by a Hennick Party in this Agreement, such that the condition set forth in subsection 8.2(a) or 8.2(b) would not be satisfied, and such breach or failure is incapable of being cured or is not cured on or prior to the End Date; or

(e)	by any Party if the Transaction Resolution is not approved by the requisite number of votes cast by the holders of Subordinate Voting Shares at the Meeting as contemplated in Section 2.4.

12.2       Notice of Termination. The Party desiring to terminate this Agreement pursuant to this Article 12 shall give written notice of such termination to the other Parties specifying the provision or provisions of this Article 12 pursuant to which such termination is purportedly effected and including reasonable detail of the circumstances giving rise to such termination.

12.3       Effect of Termination. If this Agreement is validly terminated pursuant to this Article 12, this Agreement shall forthwith become void and of no effect, without any liability on the part of any Party; provided that no such termination shall relieve any Party from any liability for any willful breach of any provision hereof or fraud with respect to the agreements, covenants, representations and warranties expressly made in this Agreement.

ARTICLE 13 – GENERAL CONTRACT PROVISIONS

13.1       Notices. All notices and communications sought or, by the terms hereof, required to be given by one Party to another Party shall be given in writing by personal delivery (which delivery may be effected by depositing the notice or communication in question with a courier service for delivery (courier charges fully prepaid)), by registered mail (postage fully prepaid) or by email, delivered, addressed or sent by facsimile to such other Party as follows:

(a)	in the case of Colliers, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Chief Financial Officer) (Email: Christian.Mayer@Colliers.com); with a copy (which copy shall not constitute notice) to Fogler, Rubinoff LLP, at 77 King Street West, Suite 3000, Toronto, Ontario, Canada M5K 1G8 (Attention: Elliott A. Vardin) (Email: evardin@foglers.com); and

(b)	in the case of a Hennick Party, at: 1140 Bay Street, Suite 4000, Toronto, Ontario, Canada M5S 2B4 (Attention: Jay S. Hennick) (Email: Jay.Hennick@colliers.com); with a copy (which copy shall not constitute notice) to Edward Waitzer and Stikeman Elliott LLP, at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9 (Attention: Ed Waitzer; Email: ewaitzer@waitzerlaw.com and Sean Vanderpol; Email: svanderpol@stikeman.com);

or at such other address or facsimile number as may be given by a Party to the other Parties by notice in writing from time to time, and such notices or other communications shall be deemed to have been received as follows: (i) if sent by personal delivery, upon delivery; (ii) if transmitted by email on or prior to 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, upon the completion of its transmission (and if not transmitted on a Business Day or transmitted after 5:00 p.m. (local time in the place at which the notice is to be received) on a Business Day, then on the first Business Day following the completion of the transmission);

(iii)  if sent by overnight courier, on the first Business Day after the date of dispatch; or (iv) if sent by registered mail, six Business Days following the day of the mailing thereof; provided that if any such notice or communication shall have been mailed and if regular mail service shall be interrupted by strikes or other irregularities, such notice or communication shall be deemed to have been received six Business Days following the resumption of normal mail service.

13.2       Further Assurances. Each Party agrees that, forthwith upon the written request of any other Party, the Party so requested shall execute and deliver such further documents, cause such meetings to be held, resolutions passed and Constituent Documents enacted or amended, exercise such Party’s vote and influence, and otherwise do and perform and cause to be done and performed any and all such further and other lawful acts and things as are within such Party’s reasonable power to do and as are reasonably necessary or desirable in order to give full effect to each and every part of the Transaction Documents and the Transactions.

13.3       Currency. Unless otherwise stated, all dollar amounts in this Agreement are expressed in Canadian dollars and all payments of funds contemplated by this Agreement shall be made in Canadian funds.

13.4       Number, Gender, “this Agreement” and Headings. In this Agreement, the use of the singular includes the plural and vice versa; words importing gender include all genders; all verbs shall be construed as agreeing with the required word or pronoun; the word “extent” in the phrase “to the extent” means the degree to which a thing extends, and does not mean simply “if”; any reference to “days” means calendar days unless Business Days are expressly specified; and the words “this Agreement”, “herein”, “hereof”, “hereby”, “hereto”, “hereunder” and like expressions refer to this Agreement as a whole and not to any particular part hereof, unless the context otherwise requires. The use of headings in this Agreement is for convenience of reference only and shall not affect the interpretation or construction of this Agreement. The Parties hereto further acknowledge and confirm that they have participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents and that any rule of construction or interpretation otherwise requiring this Agreement or any of the other Transaction Documents to be construed or interpreted against a party hereto by virtue of the authorship of this Agreement or such other Transaction Documents, as the case may be, shall not apply to the construction and interpretation of this Agreement (or any provision of this Agreement) or any of the other Transaction Documents (or any provision of such other Transaction Documents).

13.5       No Brokers. No broker, agent or other intermediary acted for any Party in connection with the Transactions and each Party shall indemnify and save harmless the other Parties from and against any and all claims whatsoever for any commission or other remuneration payable or alleged to be payable to any broker, agent or other intermediary who purports to act or have acted for the Party in question.

13.6       Responsibility for Legal and Accounting Fees. Except as otherwise expressly provided for in this Agreement, each of the Parties shall be responsible for its own legal and accounting fees and other charges incurred in connection with the review, negotiation and preparation of this Agreement and the other Transaction Documents and the Transactions and any post-Closing matters in connection therewith.

13.7       Recovery of Costs of Legal Proceedings. If any Legal Proceedings are taken by any of the Parties against any of the other Parties to enforce any of the provisions of this Agreement or as a result of the breach of any such provisions, the prevailing Party shall be entitled to recover from the non-prevailing Party all reasonable “out-of-pocket” legal fees, costs and expenses (including expert witness fees) incurred in connection with any such legal action.

13.8	Time of Essence. Time is of the essence of this Agreement and of every part hereof.

13.9       Entire Agreement. This Agreement, including the other Transaction Documents, constitutes the entire, full and complete agreement and understanding among the Parties in respect of the subject matters hereof and thereof and supersedes all prior Contracts, letters of intent, term sheets and negotiations among some or all of the Parties hereto with respect thereto. There are no representations, inducements, promises, statements of intention or agreements, oral or written, among the Parties not embodied herein which are of any force or effect with reference to this Agreement, the subject matters hereof or the Transactions.

13.10    No Amendment. This Agreement shall not be amended, superseded or cancelled except by a written instrument signed by all of the Parties and any instrument purporting to amend, supersede or cancel this Agreement or any part hereof shall not be binding and shall be of no effect unless and until it has been executed and delivered by all of the Parties.

13.11    No Waiver. The failure of a Party at any time or times to require performance of any provision hereof by any other Party shall in no manner affect the right of such Party to require such performance at a later time. No act or omission of any Party, other than an express written waiver signed by such Party, shall constitute a waiver by such Party of any representation, warranty, covenant, agreement or condition of this Agreement or any breach thereof by another Party. No waiver by a Party hereto of any representation, warranty, covenant, agreement or condition of this Agreement or any breach thereof by another Party, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of such or any other representation, warranty, covenant, agreement, condition or any breach.

13.12    Calculation of Time Periods. When calculating the period of time within which or following which any act is to be done or step taken pursuant to this Agreement, the date which is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day. In the event that any date upon which any action is required or permitted to be taken hereunder by any of the Parties is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day. Unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided, that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18 is March 18, and one month following March 31 is May 1.

13.13    No Assignment of Agreement. No Party may assign this Agreement or any interest in this Agreement without the prior written consent of all of the Parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and, in the case of Parties who are human beings, also upon their respective heirs, executors, administrators and other legal personal representatives.

13.14    References to Laws and Contracts. Any references in this Agreement to any Laws shall be construed as a reference thereto as amended or re-enacted from time to time or as a reference to any successor thereto, in each case, to the Closing Time. Any references in this Agreement to any Contract, exhibit or schedule, unless otherwise stated, are to such Contract, exhibit or schedule as amended, modified or supplemented from time to time in accordance with the terms thereof as at the Agreement Date.

13.15    Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario (without giving effect to principles of conflicts of laws) and the federal laws of Canada applicable therein and this Agreement shall in all respects be treated as an Ontario contract. Subject to the arbitration provisions of Section 13.18, the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario to resolve any dispute which may arise among them concerning this Agreement and the subject matters hereof.

13.16    Execution in Counterparts. This Agreement may be executed in several counterparts, by original or facsimile signature or by or through such other electronic form in which a Party may place or evidence its signature hereon (including an electronic scan of same), each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same instrument, which shall be deemed to be executed as of the date first above written.

13.17    Severability. Any provision of this Agreement which is invalid, prohibited or unenforceable in any jurisdiction for any reason shall, as to such jurisdiction only, be ineffective and severable from this Agreement to the extent of such invalidity, prohibition or unenforceability but such invalidity, prohibition or unenforceability shall not invalidate or otherwise affect the remaining provisions of this Agreement nor shall it affect the validity or enforceability of such provision in any other jurisdiction.

13.18    Disputes. Unless otherwise expressly provided herein, to the fullest extent permitted by applicable Laws, if any dispute, claim or other matter should arise concerning the interpretation, performance or breach of this Agreement or any action taken by a Party pursuant to this Agreement (such dispute, claim or other matter being referred to as a “Dispute”), such Dispute shall be determined by arbitration conducted by one arbitrator in the City of Toronto, Ontario in accordance with the Arbitration Act, 1991 (Ontario) and a Party seeking arbitration of a Dispute shall so notify the other Parties by notice in writing (an “Arbitration Notice”), which Arbitration Notice shall set out reasonable particulars of the Dispute in respect of which arbitration is so being sought. Nothing in this Section 13.18 shall preclude a Party from instituting legal action seeking equitable relief in order to protect its rights pending the outcome of an arbitration hereunder. Notwithstanding the preceding provisions of this Section 13.18, the provisions of this Section 13.18 may not be invoked in connection with, or emanating out of, any matter or procedure, the resolution of which is provided for in subsection 6.2(d) except for the purpose of enforcing the provisions of subsection 6.2(d).

13.19    Legal Representation. Each Party represents and warrants that: (a) such Party has consulted with independent duly qualified legal counsel of such Party’s own choosing and has had this Agreement and all of the other Transaction Documents reviewed and negotiated on such Party’s own behalf by such legal counsel; (b) such Party has had sufficient time in which to consider whether or not to enter into this Agreement and the other Transaction Documents and such Party has read this Agreement and the other Transaction Documents and fully understands all of the respective terms, conditions and provisions of this Agreement and the other Transaction Documents; and (c) such Party is entering into, executing and delivering this Agreement and the other Transaction Documents of such Party’s own free will and in reliance solely on such Party’s own judgment and the advice of such Party’s legal counsel.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Agreement Date.

HENSET CAPITAL INC.

Per: “Jay S. Hennick”
Name: Jay S. Hennick
Title: President and CEO

JAYSET CAPITAL CORP.

Per: “Jay S. Hennick”
Name: Jay S. Hennick
Title: President and Secretary

JAYSET MANAGEMENT CIG INC.

Per: “Jay S. Hennick”
Name: Jay S. Hennick
Title: President and CEO

SIGNED AND DELIVERED	)
in the presence of	)
)
“Jonathan Ng”	)	“Jay S. Hennick”
Signature of Witness	)	JAY S. HENNICK
)
)
Jonathan Ng	)
Print Name of Witness	)

COLLIERS INTERNATIONAL GROUP INC.

Per: “Peter Cohen”
Name: Peter Cohen
Title: Lead Director/Chair of the Special Committee

SCHEDULE A

Form of Trust Agreement

See Attached.

TRUST AGREEMENT

THIS TRUST AGREEMENT (this "Agreement") is made this ● day of ●, 2021

AMONG:

JAY S. HENNICK, an individual resident in the City of Toronto in the Province of Ontario

("Jay")

- and -

HENSET CAPITAL INC., a corporation existing under the laws of the Province of Ontario

("Henset")

- and -

COLLIERS INTERNATIONAL GROUP INC., a corporation amalgamated under the laws of the Province of Ontario ("Colliers")

- and-

EQUITY FINANCIAL TRUST COMPANY, a trust company existing under the laws of Canada duly authorized to carry on the business of a trust company in the Province of Ontario and having an office in the City of Toronto, in the Province of Ontario

(the "Trustee")

RECITALS:

A.	the authorized capital of Colliers consists of an unlimited number of preference shares, issuable in series, an unlimited number of multiple voting shares (the "Multiple Voting Shares") and an unlimited number of subordinate voting shares (the "Subordinate Voting Shares");

B.	as at the date hereof, Henset, Jay and their respective associates (which includes, for the avoidance of doubt, The Jay & Barbara Hennick Family Foundation for so long as Jay and his immediate family controls the Foundation) and affiliates, beneficially own 1,325,694 Multiple Voting Shares, representing all of the issued and outstanding Multiple Voting Shares and 5,350,383 Subordinate Voting Shares, including 345,014 Subordinate Voting Shares issuable upon the conversion of the 4.00% Convertible Senior Subordinated Notes of Colliers due 2025. All of the issued and outstanding voting securities of Henset are owned by Jay;

C.	all of the issued and outstanding Subordinate Voting Shares are listed on the Toronto Stock Exchange (the "TSX") and The Nasdaq Stock Market ("NASDAQ");

D.	the parties hereto are subject to a trust agreement (the "Existing Trust Agreement") made as of the 22nd day of June, 1993 entered into to ensure that the Subordinate Voting Shares would be and continue to be listed on TSX and that the holders from time to time of Subordinate Voting Shares would not be deprived of rights under applicable take-over bid legislation to which they would have been entitled in the event of a take- over bid if the Multiple Voting Shares and the Subordinate Voting shares were considered to be a single class of shares;

E.	Jay, Henset, Colliers and others have entered into a transaction agreement (the "Transaction Agreement") made the 26th day of February, 2021 pursuant to which, among other things, Jay, Henset and Colliers agreed to enter into this Agreement (which is in addition to the Existing Trust Agreement) to provide for the sunset provisions for the Multiple Voting Shares and a restriction on the ability to sell the Multiple Voting Shares for consideration which is greater than 115% of the market price of the Multiple Voting Shares;

F.	Colliers, Henset and Jay wish to constitute the Trustee as the trustee for the holders from time to time of the Subordinate Voting Shares for the purposes hereinafter set forth with the intent that such holders, through the Trustee, will receive the benefit of the covenants of Colliers, Henset and Jay contained in this Agreement; and

G.	the foregoing recitals are made as representations and statements of fact by Jay, Henset and Colliers and not the Trustee.

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto covenant and agree as follows:

1.             No Multiple Voting Shares owned by Henset may be sold, directly or indirectly, at a price greater than the market price (as hereinafter defined) of the Subordinate Voting Shares on the date of any agreement to sell such Multiple Voting Shares, unless such sale is made: (a) through the facilities of NASDAQ or the TSX; (b) pursuant to a take-over bid which satisfies the requirements of Section 2 of the Existing Trust Agreement; (c) pursuant to a transaction other than a take-over bid where there is a concurrent offer made to purchase Subordinate Voting Shares from, or for the acquisition of Subordinate Voting Shares from, the holders of Subordinate Voting Shares on terms that are at least as favourable to the holders of Subordinate Voting Shares as those made to the holders of Multiple Voting Shares (including, without limitation, pursuant to an amalgamation, arrangement, business combination or other similar transaction); (d) pursuant to an issuer bid (as such term is defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids or any successor thereto or replacement thereof); or

(e)   pursuant to the granting, directly or indirectly, of a security interest which satisfies the requirements of Section 8 of the Existing Trust Agreement. For the purposes of this Agreement, "market price" shall be determined in accordance with section 1.11(1) of National Instrument 62-104 – Take-Over Bids and Issuer Bids or any successor thereto or replacement thereof.

2.             Without limiting the generality of Section 1: (a) a sale will be deemed to be an indirect sale of Multiple Voting Shares owned by Henset for the purposes of Section 1 if the offer pursuant to which such sale is made would be deemed to be an indirect offer for the Multiple

Voting Shares under the take-over bid provisions of applicable Canadian securities legislation; and (b) any sale which would result in the direct or indirect acquisition of ownership of Multiple Voting Shares or in the direct or indirect acquisition of control or direction over such shares, other than as permitted by Section 2 of the Existing Trust Agreement, shall be construed to be a sale of such Multiple Voting Shares.

3.            Henset will use its best efforts to prevent any person or company from carrying out an indirect sale in respect of any Multiple Voting Shares owned from time to time by Henset, regardless of whether such person or company is a party to this Agreement, other than as permitted by Section 1.

4.            If any person or company carries out a sale (whether a direct or indirect) other than as permitted by Section 1 (and having regard to Section 2) in respect of any Multiple Voting Shares owned from time to time by Henset, Henset will not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold:

(a)	dispose of them without the prior written consent of the Trustee;

(b)	convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or

(c)	exercise any voting rights attaching to them

in each case, except in accordance with the written instructions of the Trustee, and Henset will comply with such instructions. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee will exercise such rights in a manner that the Trustee, on the opinion of counsel, considers to be: (i) in the best interests of the holders of the Subordinate Voting Shares, other than Henset and holders of Subordinate Voting Shares who, in the opinion of the Trustee, relying on the opinion of counsel, participated directly or indirectly in the transaction that triggered the operation of this Section 4; and (ii) consistent with the intentions of the parties hereto, other than the Trustee, in entering into this Agreement, as such intentions are set out in the recitals to this Agreement.

5.            Henset will not effect or facilitate a disposition of any Multiple Voting Shares (including, subject to Section 8 of the Existing Trust Agreement, granting a security interest therein) permitted by Section 1 unless the disposition is conditional upon the person or company acquiring such Multiple Voting Shares becoming a party to an agreement on the same terms and conditions, mutatis mutandis, as this Agreement, under which such person or company will have the same rights and obligations as the party effecting or facilitating such disposition hereunder and in which all references in this Agreement to the party effecting or facilitating such disposition will be to the acquiring person or company. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, will not constitute a disposition of Multiple Voting Shares which is prohibited by Section 1 of this Agreement.

6.            Henset shall immediately convert all of the issued and outstanding Multiple Voting Shares into Subordinate Voting Shares (on the basis (as of the date hereof) of one Subordinate Voting Share for each Multiple Voting Share so converted, without any other consideration), pursuant to the right of a holder of Multiple Voting Shares contained in the articles of Colliers, on the earliest to occur of:

(a)	the date that the sum of the number of Multiple Voting Shares and Subordinate Voting Shares beneficially owned by Henset and Jay, together with their respective associates (including, for the avoidance of doubt, The Jay & Barbara Hennick Family Foundation for so long as Jay and his immediate family controls the Foundation) and affiliates, and including through the ownership of securities convertible into or exchangeable or exercisable for Subordinate Voting Shares, is less than 4,000,000, as such number shall be equitably adjusted to reflect the effect of any share splits, share consolidations, share reorganizations, recapitalizations, or other similar changes to the outstanding capital structure of Colliers subsequent to the date hereof, and including for greater certainty through the issuance or other distribution of Subordinate Voting Shares or securities convertible into or exchangeable or exercisable for Subordinate Voting Shares to all or substantially all holders of Multiple Voting Shares and Subordinate Voting Shares;

(b)	the date that is twenty four (24) months after the date of the termination or expiry of the management services agreement (the "New MSA") entered into as of the date hereof among Jay, 2817886 Ontario Inc. (or an affiliate thereof) ("ManagementCo") and Colliers due to any of the following: (i) the death of Jay;

(ii)  a bona fide illness, physical or mental, where Jay unable to devote his time and attention (on behalf ManagementCo) to the business and affairs of Colliers as required under the New MSA for the period specified under Section 4.6(a) of the New MSA and as determined in accordance with Section 4.6(c) of the New MSA; (iii) the voluntary termination of the New MSA by Jay and/or ManagementCo or the election of Jay and/or ManagementCo not to renew or extend the then term of the New MSA; or (iv) the occurrence of one of the specified cause reasons contained in Section 4.5 of the New MSA; or

(c)	September 1, 2028.

7.            In the event that the Trustee has been provided with information, as a result of which it has reasonable cause to believe that any provision of this Agreement has been or may be breached (by any person other than the Trustee), the Trustee shall, on the opinion of counsel, make reasonable inquiries to determine whether: (i) such a breach has occurred or is intended to occur, and (ii) such breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interests of the holders of Subordinate Voting Shares, and if so, the steps proposed to be taken by such parties to correct such breach or intended breach. If the Trustee thereupon determines that a breach or intended breach has occurred or is intended and either cannot be corrected expeditiously or the steps proposed to be taken to correct such breach or intended breach will not adequately correct such breach expeditiously and without prejudice to the bonda fide interests of the holders of Subordinate Voting Shares, the Trustee shall forthwith deliver to Colliers a certificate stating that the Trustee has made such determination. The Trustee will thereupon be entitled to take and, subject to Section 9, will take such action as the Trustee, acting on the opinion of counsel, considers necessary to enforce its rights under this agreement on behalf of the holders of the Subordinate Voting Shares.

Nothing in this Section 7 shall impose on the Trustee any obligation to make inquiries as to any breach of this Agreement provided that the Trustee does not have reasonable cause to believe that such a breach has occurred or is intended. Where the Trustee does not have any reasonable cause to so believe, the Trustee shall have no liability under this Section 7 in respect of any breach or intended breach.

8.            Subject to Section 9, in the event holders of not less than 10% of the then outstanding Subordinate Voting Shares determine that any provision of this Agreement has been or will be breached (by any person other than the Trustee), such holders may require the Trustee to take action in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such registered holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of such a requisition, the Trustee will forthwith take such action as is specified in the requisition and any other action that the Trustee, in the opinion of counsel, considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares; provided that the Trustee shall in the first instance determine whether the breach or intended breach can be corrected expeditiously and without prejudice to the bona fide interests of the holders of the Subordinate Voting Shares, and if so, whether the steps proposed to be taken by the Multiple Voting Shareholders, Colliers and/or a beneficial owner to correct such breach or intended breach will adequately correct such breach expeditiously and without prejudice to the bona fide interests of the holders of Subordinate Voting Shares.

9.            The obligation of the Trustee to take any action on behalf of the holders of the Subordinate Voting Shares will be conditional upon the Trustee receiving from Colliers or from one or more holders of Subordinate Voting Shares: (i) such funds and indemnities as the Trustee may reasonably require in respect of any fees, costs or expenses which it may incur in connection with any such action; and (ii) conclusive evidence of the registered holdings of the holders of Subordinate Voting Shares, including, but not limited to, a register showing the registered holders of outstanding Subordinate Voting Shares, the number of Subordinate Voting Shares so held by each holder and the total number of then outstanding Subordinate Voting Shares. Colliers will provide such funding and indemnities to the Trustee if the Trustee has delivered to Colliers the certificate referred to in Section 7.

10.          No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Subordinate Voting Shares have requested in the manner specified in Section 8 that the Trustee act and have provided reasonable funds and indemnities to the Trustee and the Trustee has failed to so act within 30 days after the provision of such funds and indemnities. In such case, any holder of Subordinate Voting Shares acting on behalf of such holder and all other holders of Subordinate Voting Shares will be entitled to initiate whatever proceedings that the Trustee would have been entitled to initiate in any court of competent jurisdiction.

11.          The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this Section 11, after giving 60 days' written notice to the other parties hereto or such shorter notice as such parties may accept as sufficient. Colliers will have the power at any time to remove the existing Trustee, provided such removal does not adversely affect the interests of the holders of the Subordinate Voting Shares, after giving the Trustee 30 days' written notice of such removal or such shorter notice that the Trustee will accept as sufficient. In the event that the office of the Trustee becomes vacant due to the removal of the existing Trustee by Colliers, Colliers will forthwith appoint a new trustee which must be one of the largest five corporations (in terms of assets under administration) licensed or authorized to carry on the business of a trust company in Ontario. In the event that the office of the Trustee becomes vacant otherwise than by removal of the Trustee by Colliers, Colliers will forthwith appoint a new trustee which must be a corporation licensed or authorized to carry on the business of a trust company in Ontario; failing such appointment, any of the parties hereto or any holder of Subordinate Voting Shares may apply to a judge of the Ontario Superior Court of

Justice for the appointment of a new trustee. Upon any new appointment, the new trustee will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the Trustee, but there will be immediately executed, at the expense of Colliers, all such instruments as may be, in the opinion of counsel to Colliers, necessary or desirable to assure such vesting. Any resignation of the Trustee will not become effective until the successor party executes an appropriate instrument accepting the appointment of the new trustee. Notwithstanding such resignation or removal, the Trustee will continue to be indemnified in accordance with Section 12.

12.	(a)	The parties hereto, other than the Trustee, hereby jointly and severally indemnify and save harmless the Trustee from and against all claims made against it by anyone, in the absence of gross negligence, wilful misconduct or fraud by the Trustee, its officers, directors, employees and agents and independent contractors, by reason of the Trustee's compliance in good faith with the terms hereof. This indemnity shall survive the resignation or removal of the Trustee and termination of this Agreement.

(b)	The Trustee may employ or retain such counsel (who may be counsel to Colliers), auditors, accountants or other experts or advisers, whose qualifications give authority to any opinion or report made by them as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on the part of any of them. The Trustee may, if it is acting in good faith, rely on the accuracy of any such opinion or report.

(c)	The Trustee will have no responsibility, if it is acting in good faith, for the genuineness or validity of any securities, documents or other things deposited with it. In the exercise of its rights, duties and obligations hereunder, the Trustee may, if it is acting in good faith, rely as to the truth of the statements made in any certificates or other documents provided to it.

13.          Colliers will pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee's obligations hereunder, including the reasonable fees and disbursements of counsel or other experts employed by the Trustee but this Section 13 will not require Colliers to pay any fees or expenses in connection with any action taken by the Trustee pursuant to Section 8 if the Trustee has not delivered to Colliers the certificate referred to in Section 7 with respect to such action.

14.          The Trustee hereby accepts the appointment as trustee for the holders from time to time of the Subordinate Voting Shares and the trusts in this Agreement declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold and exercise the rights, privileges and benefits conferred upon it hereby in trust for the various persons who are from time to time holders of Subordinate Voting Shares.

15.          In the exercise of its rights and duties hereunder, the Trustee will exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

16.          The Trustee represents that at the time of the execution and delivery hereof no material conflict of interests exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within one month after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder. Subject to the foregoing, the Trustee, in its personal or any other capacity, may buy, lend upon and deal in securities of Colliers and generally may contract with and enter into financial transactions with Colliers or any of its affiliates without being liable to account for any profit made thereby.

17.          The parties hereto, other than the Trustee, covenant and agree that all certificates representing Multiple Voting Shares issued after the date hereof will have endorsed thereon a legend to the effect that the Multiple Voting Shares represented by such certificates are subject to the terms of this Agreement and that a copy of this Agreement may be examined at the head office of Colliers. Colliers will maintain a true copy of this Agreement at its head office and will permit any shareholder of Colliers to inspect and make copies thereof during normal business hours.

18.          It is acknowledged that damages may not be an adequate remedy if a party bound by this Agreement breaches any of its covenants contained herein. Therefore, the parties agree that orders of specific performance, injunctions, and other equitable remedies may be required to protect the parties hereto and the holders of Subordinate Voting Shares and thus may be sought and obtained hereunder in lieu of or in addition to damages and all defences and protests with respect to the seeking or granting thereof are hereby waived to the maximum extent permitted by law.

19.          This Agreement will take effect on the date hereof and shall terminate on the date upon which there are no longer any Multiple Voting Shares issued and outstanding; provided, however, that the obligations of Colliers under Sections 12 and 13 shall survive.

20.          This Agreement will not be amended, varied or modified and no provision thereof will be waived, except with the approval of at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment, variation, modification or waiver, which two-thirds majority must include a simple majority of the votes cast by the holders of Subordinate Voting Shares, excluding any person (including Henset) who owns Multiple Voting Shares, is an affiliate of a person who owns Multiple Voting Shares or is a person who has an agreement to purchase Multiple Voting Shares prior to giving effect to the amendment, variation, modification or waiver.

21.          Notwithstanding the provisions of Section 20, this Agreement may be amended without the approval of the holders of the Subordinate Voting Shares in order to correct or rectify any errors, ambiguities, defective provisions, inconsistencies or omissions herein, provided that the Trustee is of the opinion, relying on the opinion of counsel, that the rights hereunder of the holders of Subordinate Voting Shares will not be prejudiced in any material respect by such amendment and further provided that the prior consent of TSX in respect of such amendment had been received.

22.          No provision in this Agreement shall limit the rights of any holders of Subordinate Voting Shares under applicable Canadian securities legislation.

23.          Any notice or other communication made pursuant to or in connection with this Agreement will be sufficiently given if it is in writing and delivered or sent by registered mail or by facsimile transmission or other form of recorded communication:

(a)	if to Henset, to:

c/o Henset Capital Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

Attention: Jay S. Hennick

Facsimile Number: (416) 960-5333

(b)	if to Colliers, to:

1140 Bay Street, Suite 4000

Toronto, Ontario

M5S 2B4

Attention: Vice Chairman and Lead Director

Facsimile Number: (416) 960-5333

(c)	if to the Trustee, to:

Equity Financial Trust Company

200 University Avenue

Suite 300

Toronto, Ontario

M5H 4H1

Attention: Manager Corporate Trust Services

Facsimile Number: (416) 361-0470

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party giving the same in the manner specified in this Section 23. Any such notice or communication shall be deemed to have been given and received on the day it is so delivered or sent or on the third day following the mailing thereof in Ontario, as the case may be.

24.          This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The terms "associate" and "affiliate" used herein will have the meanings ascribed thereto under National Instrument 62-104 – Take-Over Bids and Issuer Bids or any successor thereto or replacement thereof.

25.          This Agreement will enure to the benefit of and be binding upon the parties and their respective heirs, legal representatives, successors and assigns, as applicable. Any entity resulting from the merger, amalgamation or continuation of the Trustee, or succeeding to all or substantially all of its corporate trust business (by sale of such business or otherwise), shall thereupon automatically become the Trustee hereunder without further act or formality.

26.          The parties hereto will do and perform and cause to be done and performed such further and other acts and things as may be necessary or desirable in order to give full effect to this Agreement.

27.          This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

28.          If any provision or portion thereof of this Agreement or of the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this agreement or the application of such provision or portion thereof to any other person or circumstance shall not be affected thereby and each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

29.          This Agreement may be simultaneously executed by the parties hereto in counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Delivery of an executed signature page to this Agreement by any party by electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such party.

30.          Colliers shall do all things necessary to facilitate the due performance of this Agreement, including the fulfilment by Henset of its obligations hereunder.

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IN WITNESS WHEREOF the parties hereto have executed these presents on the day and year first above written.

HENSET CAPITAL INC.

Per: __________________________________

Name: Jay S. Hennick

Title: President

COLLIERS INTERNATIONAL GROUP INC.

Per: __________________________________

Name: Perter F. Cohen

Title:Vice Chairman and Lead Director

EQUITY FINANCIAL TRUST COMPANY

Per: __________________________________

Name:

Title:

Per: __________________________________

Name:

Title:

SIGNED AND DELIVERED	)
in the presence of	)
)
)
)
_____________________________	)	___________________________________
Signature of Witness	)	JAY S. HENNICK
)
)
_____________________________	)
Print Name of Witness	)

SCHEDULE B

Form of Transaction Resolution

BE IT RESOLVED THAT:

1.	the transaction (the “Transaction”) involving Colliers International Group Inc. (“Colliers”), as more particularly described and set forth in the Management Information Circular of Colliers dated ●, 2021 (as the Transaction is contemplated by, and may be, or may have been, amended, modified or supplemented in accordance with the terms of, the transaction agreement dated February 26, 2021 among Colliers, Henset Capital Inc., Jayset Capital Corp., Jayset Management CIG Inc. and Jay S. Hennick (the “Transaction Agreement”)), is authorized, approved and adopted;

2.	the Transaction Agreement, and all the matters contemplated therein, together with the actions of the directors of Colliers in approving the Transaction and the actions of the directors and officers of Colliers in executing and delivering the Transaction Agreement, together with any amendments, modifications or supplements thereto, are hereby ratified and approved;

3.	any one or more directors or officers of Colliers are authorized, for and on behalf and in the name of Colliers, to execute, whether under the corporate seal of Colliers or otherwise, and deliver all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as such director(s) or officer(s) may determine to be necessary, desirable or useful for the purpose of giving effect to these resolutions, the completion of the Transaction and the Transaction Agreement, such determination to be conclusively evidenced by the execution and delivery by such director(s) or officer(s) of any such agreement, form, waiver, notice, certificate, confirmation or other document and instrument or the doing of any such act or thing; and

4.	notwithstanding that these resolutions have been passed (and the Transaction approved) by the holders of Subordinate Voting Shares of Colliers, the directors of Colliers are hereby authorized and empowered, at their discretion and without further notice to, or approval of, the shareholders of Colliers: (a) to amend, modify or supplement the Transaction Agreement to the extent permitted by the Transaction Agreement; and (b) subject to the terms of the Transaction Agreement, not to proceed with the Transaction and/or any related transactions.

SCHEDULE C

Reorganization Memo

[The Reorganization Memo has been omitted as its disclosure would violate confidentiality provisions. The Reorganization Memo contains information on, and changes to, the ownership of various entities directly or indirectly owned or controlled by Jay S. Hennick and unrelated to Colliers International Group Inc. or the transaction being contemplated, and proposed tax matters related to such changes.]

SCHEDULE D

Form of Registration Rights Agreement

See Attached.

COLLIERS INTERNATIONAL GROUP INC.

and

HENSET CAPITAL INC.

REGISTRATION RIGHTS AGREEMENT

[●], 2021

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”) is made this [●] day of [●], 2021 (the “Effective Date”) between Colliers International Group Inc., a corporation existing under the laws of the Province of Ontario (the “Corporation”) and Henset Capital Inc. (“Henset”).

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1

INTERPRETATION AND GENERAL MATTERS

Section 1.1 Definitions.

Terms used in this Agreement shall have the meanings set forth below:

“Affiliate” has the meaning ascribed thereto in National Instrument 62-104 – Take Over Bids and Issuer Bids as in effect as of the date hereof.

“Agreement,” “this Agreement,” “hereof,” “herein,” “hereto,” “hereby,” “hereunder” and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement, as amended from time to time in accordance with its terms.

“Arbitration Notice” has the meaning ascribed thereto in Section 4.11.

“Associate” has the meaning ascribed thereto in National Instrument 62-104 – Take Over Bids and Issuer Bids as in effect as of the date hereof.

“Board” means the board of directors of the Corporation, as constituted from time to time.

“Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario or New York, New York are not open for business during normal banking hours.

“Canadian Prospectus” means, as the context requires, a “preliminary prospectus,” “amended and restated preliminary prospectus” and a “final prospectus” as those terms are used in the Securities Act and including, without limitation, all amendments and all supplements thereto and all documents incorporated or deemed to be incorporated by reference therein, and includes, for the avoidance of doubt, a base shelf prospectus.

“Canadian Securities Authorities” means any of the British Columbia Securities Commission, Alberta Securities Commission, Financial and Consumer Affairs Authority of Saskatchewan, Manitoba Securities Commission, Ontario Securities Commission, Financial and Consumer Services Commission (New Brunswick), Nova Scotia Securities Commission, Office of the Superintendent of Securities (Prince Edward Island), Office of the Superintendent of Securities Service (Newfoundland and Labrador), Office of the Superintendent of Securities (Northwest Territories), Office of the Yukon Superintendent of Securities, Nunavut Securities Office, and any of their successors.

“Canadian Securities Laws” means the securities laws, regulations and rules of each of the provinces and territories of Canada (other than Quebec), the forms and disclosure

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requirements made or promulgated under those laws, regulations or rules, the policy statements, rules, orders and companion policies of or administered by the Canadian Securities Authorities, and applicable discretionary rulings, blanket orders or orders issued by the Canadian Securities Authorities pursuant to such laws, regulations, rules and policy statements, all as amended and in effect from time to time.

“Corporation” has the meaning ascribed thereto in the preamble.

“Demand Canadian Prospectus” has the meaning ascribed thereto in Section 2.1(3).

“Demand Registration” has the meaning ascribed thereto in Section 2.1(1).

“Demand Registration Request” has the meaning ascribed thereto in Section 2.1(1).

“Demand Registration Statement” has the meaning ascribed thereto in Section 2.1(3).

“Dispute” has the meaning ascribed thereto in Section 4.11.

“Distribution” means a distribution of Subordinate Voting Shares to the public by way of a Registration Statement or Canadian Prospectus.

“Distribution Expenses” means all fees and expenses incurred by the Corporation in connection with any Distribution conducted pursuant to this Agreement, including, without limitation:

(a)	all fees, disbursements and expenses of legal counsel and auditors to the Corporation;

(b)	all expenses in connection with the preparation, translation, printing and filing of any Registration Statement or Canadian Prospectus and the mailing and delivering of copies thereof to any underwriters and dealers;

(c)	all filing fees of any Securities Regulator;

(d)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation;

(e)	all expenses relating to the preparation of share certificates;

(f)	all fees and expenses of any stock exchange or over-the-counter market on which the Corporation has applied to list its Subordinate Voting Shares; and

(g)	all expenses of the Corporation relating to “road shows” and marketing activities and all travel and lodging expenses of representatives of the Corporation in connection with such “road shows” and marketing activities.

“Effective Date” has the meaning ascribed thereto in the preamble.

“Henset” has the meaning ascribed thereto in the preamble.

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, relating to an offer of the Registrable Securities.

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“Jay” means Jay S. Hennick, an individual resident in the City of Toronto in the Province of Ontario.

“Losses” has the meaning ascribed thereto in Section 2.5(1).

“Multiple Voting Shares” means the multiple voting shares in the capital of the Corporation.

“Other Distribution” has the meaning ascribed thereto in Section 2.2.

“Parties” means the Corporation and Henset, and “Party” means either of them.

“Permitted Assignee” means any Affiliate or Associate of Henset, including, for the avoidance of doubt, Jay and any Person controlled, directly or indirectly, by Jay.

“Person” includes an individual, body corporate with or without share capital, partnership, limited liability company, joint venture, entity, unincorporated association, firm, sole proprietorship, trust, pension fund, union, board, tribunal, governmental or quasi- governmental authority and the heirs, beneficiaries, executors, legal representatives or administrators of an individual.

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.2.

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.2.

“Public Offering” means the offer and sale of Registrable Securities for cash pursuant to (i) an effective Registration Statement under the U.S. Securities Act (other than a Registration Statement on Form S-4, Form F-4 or Form S-8 or any successor form), (ii) a Canadian Prospectus, (iii) a combination of (i) and (ii) above, or (iv) comparable mechanics under the securities laws of any other jurisdiction.

“Registrable Securities” means any Subordinate Voting Shares owned or that may be acquired by Henset or any of its Permitted Assignees as of the Effective Date (including as a result of the conversion in accordance with their terms of any Multiple Voting Shares). As of the date hereof, the Registrable Securities include 6,676,077 Subordinate Voting Shares, including 1,325,694 Subordinate Voting Shares issuable upon conversion of the Multiple Voting Shares and 345,014 Subordinate Voting Shares issuable upon conversion of the 4.00% Convertible Senior Subordinated Notes of the Corporation due 2025. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been distributed to the public pursuant to a Distribution or have been otherwise transferred by Henset or a Permitted Assignee to a Person that is not a Permitted Assignee.

“Registration” means (i) a registration under the U.S. Securities Act of the offer and sale to the public of any Registrable Securities under a Registration Statement, (ii) the qualification of any Registrable Securities for Distribution under applicable Canadian Securities Laws in any province or territory of Canada (other than Quebec) by way of a Canadian Prospectus, (iii) a combination of (i) and (ii) above, or (iv) comparable mechanics under the securities laws of any other jurisdiction. The terms “register”, “registered” and “registering” shall have correlative meanings.

“Registration Statement” means any registration statement of the Corporation filed with, or to be filed with, the SEC under the U.S. Securities Act, including the related U.S. Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration

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statement other than a registration statement (and related U.S. Prospectus) filed on Form S- 4, Form F-4 or Form S-8 or any successor form thereto.

“SEC” means the Securities and Exchange Commission or any successor agency having jurisdiction under the U.S. Securities Act.

“Securities Act” means the Securities Act (Ontario), as it may be amended from time to time, and any successor legislation.

“Securities Regulators” means the SEC, the Canadian Securities Authorities and any applicable securities authorities of any other jurisdiction.

“Selling Shareholder Information” has the meaning ascribed thereto in Section 2.5(1).

“Subordinate Voting Shares” means the subordinate voting shares in the capital of the Corporation, and includes any securities into which such subordinate voting shares may be changed, exchanged, reorganized or reclassified.

“U.S. Prospectus” means (i) the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including post-effective amendments and supplements, and all other material incorporated by reference in such prospectus, and (ii) any Issuer Free Writing Prospectus.

“U.S. Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Valid Business Reason” has the meaning ascribed thereto in Section 2.1(6)(d)(ii).

Section 1.2 Time of the Essence

Time shall be of the essence of each provision of this Agreement.

Section 1.3 Calculation of Time

Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

Section 1.4 Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

Section 1.5 Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement. All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement.

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Section 1.6 Plurals and Gender

Words in the singular include the plural and vice versa and words in one gender include all genders.

Section 1.7 Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re- enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

Section 1.8 Other References

“Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

ARTICLE 2

REGISTRATION RIGHTS

Section 2.1 Demand Registration Rights

(1)	At any time following the Effective Date, Henset shall have the right to make a written request from time to time (a “Demand Registration Request”) to the Corporation for Registration of all or part of the Registrable Securities held by Henset and its Permitted Assignees. Any such Registration pursuant to a Demand Registration Request shall hereinafter be referred to as a “Demand Registration.” The Parties shall cooperate in good faith and in a timely manner in connection with any Demand Registration and related Distribution and the procedures in Schedule “A” shall apply.

(2)	Each Demand Registration Request shall specify (i) the aggregate amount of Registrable Securities intended to be sold, (ii) the intended method or methods of disposition thereof and (iii) the jurisdiction(s) in which the Registration is to take place.

(3)	Upon receipt of a Demand Registration Request, the Corporation shall as promptly as practicable file a Registration Statement (a “Demand Registration Statement”) relating to such Demand Registration, and use its reasonable best efforts to cause such Demand Registration Statement to be promptly declared effective under the U.S. Securities Act, and/or, as may be requested, file with the applicable Canadian Securities Authorities and use its reasonable best efforts to secure the issuance of a receipt or mutual reliance review decision document for a (final) Canadian Prospectus (a “Demand Canadian Prospectus”) relating to such Demand Registration.

(4)	Henset and its Permitted Assignees may withdraw all or any portion of their Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the Demand Registration Statement or the filing of the Demand Canadian Prospectus, as applicable. Upon receipt of a notice to such effect with respect to all the Registrable Securities included by Henset and/or its Permitted Assignees in such Demand Registration, the Corporation shall cease all efforts to pursue or consummate such Demand Registration.

(5)	The Corporation shall (i) use reasonable best efforts to cause any Demand Registration Statement to become effective and remain effective for not less than one hundred eighty (180) days (or such shorter period as will terminate when all Registrable Securities covered by such Demand Registration Statement have been sold or withdrawn), or, if such Demand

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Registration Statement relates to an underwritten Public Offering, such longer period as in the opinion of counsel for the underwriter or underwriters a U.S. Prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer, and (ii) from the period beginning on the filing of any Demand Canadian Prospectus until the completion of the distribution of the Registrable Securities covered by such Demand Canadian Prospectus (or the closing date of the offering of such Registrable Securities thereunder, if later), comply with section 57 of the Securities Act and the comparable provisions of other applicable Canadian Securities Laws, and prepare and file promptly any prospectus or marketing material amendment which, in the opinion of the Corporation, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements and take all actions necessary to continue to qualify such Registrable Securities for distribution in the applicable provinces (other than Quebec) and territories of Canada for as long as may be necessary to complete the distribution of such Registrable Securities.

(6)	Notwithstanding Section 2.1(1) of this Agreement, the Corporation shall not be obliged to effect any Demand Registration if:

(a)	within any prior twelve (12) month period there have been effected two (2) Demand Registrations (including, for greater certainty, any Demand Registration which is subsequently withdrawn pursuant to Section 2.1(4));

(b)	the value of the Subordinate Voting Shares to be offered under any such Demand Registration is less than $30,000,000, unless the number of Subordinate Voting Shares included in the Demand Registration represent (i) five percent (5%) or more of the Corporation’s Subordinate Voting Shares then outstanding, on a non-diluted basis, or (ii) all of Henset’s and its Permitted Assignees’ remaining Registrable Securities at the time of the applicable Demand Registration;

(c)	within ninety (90) days prior to such Demand Registration the Corporation completed a Public Offering or such longer period as may be required by the any underwriter or dealer in connection with such Public Offering; or

(d)	the Board determines in its good faith judgment, acting reasonably and after receiving the advice of counsel, that either

(i)	the effect of the filing of a Registration Statement or Canadian Prospectus would materially impede the ability of the Corporation to consummate a material financing, acquisition, corporate reorganization, merger or other material transaction involving the Corporation; or

(ii)	there exists at the time material non-public information relating to the Corporation, the disclosure of which would be detrimental to the Corporation, and the Corporation has a bona fide business purpose for preserving such information as confidential (each of the circumstances in (i) and (ii) above being a “Valid Business Reason”). In the event of a Valid Business Reason, the Corporation’s obligations under Section 2.1(1) will be deferred for a period of not more than ninety (90) days from the date of receipt of the request for a Demand Registration, provided that the Corporation may not defer its obligations under Section 2.1(1) for a period of more than one hundred and twenty (120) days in the aggregate in any twelve consecutive months. The Corporation will give written notice of (x) its determination to defer its filing obligations under Section 2.1(1) and (y) the cessation or end of its Valid Business Reason for such deferral, in each case, promptly after the occurrence

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thereof. If the Corporation defers its obligations pursuant to this Section 2.1(6)(d)(ii) and if Henset, at any time prior to receiving written notice that the Valid Business Reason for such postponement no longer exists, advises the Corporation in writing that it has determined to withdraw such request for a Demand Registration, then such Demand Registration and the request therefor will be deemed to be withdrawn and such request will be deemed not to have been given for purposes of determining whether Henset has exercised its right to a Demand Registration pursuant to this Section 2.1.

(7)	The Corporation shall not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of Henset, unless such securities are to be included pursuant to the valid exercise of registration rights by other securityholders; provided, however, that any such securities of other securityholders included in such Demand Registration shall not take priority over the Registrable Securities included or requested to be included in such Demand Registration.

(8)	In the case of an underwritten Public Offering initiated pursuant to this Section 2.1, Henset shall have the right to select the managing underwriter or underwriters to effect the distribution in connection with such Demand Registration, provided such underwriter or underwriters are acceptable to the Corporation, acting reasonably. The Corporation shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(9)	In the case of an underwritten Public Offering initiated pursuant to this Section 2.1, Henset and its representatives may participate in the negotiations of the terms of any underwriting agreement. In the case of an underwritten Public Offering initiated pursuant to Section 2.1 or Section 2.2 and in which Henset participates as a selling securityholder, to the extent reasonably requested by the managing underwriter or underwriters, Henset shall also enter into a customary lock-up agreement (which lock-up agreement shall also provide for customary exceptions) (i) not to effect any public sale or distribution of any Registrable Securities or of any securities convertible into or exchangeable or exercisable for such Registrable Securities, or grant any option to purchase or enter into any hedging or similar transaction with the same economic effect as a sale of, any Registrable Securities, and (ii) except as otherwise consented to by the Corporation, not to make any request for a Demand Registration under this Agreement, in each case, during the 90-day period following the effective date of the Registration Statement or receipt for the (final) Canadian Prospectus (or such shorter period as may be agreed to by Henset with the managing underwriter(s)) with regard to such underwritten Public Offering), except in each case as part of such underwritten Public Offering.

(10)	At any time following the Effective Date the Corporation shall, upon Henset’s request, use its reasonable best efforts to prepare and file and obtain a receipt (if applicable) from the applicable Securities Regulators for a shelf Canadian Prospectus (and the corresponding Registration Statement) to qualify the distribution of all Registrable Securities. In advance of the expiration of such any shelf Canadian Prospectus and the corresponding Registration Statement, unless otherwise directed by Henset, the Corporation shall use reasonable best efforts to renew such shelf Canadian Prospectus and the corresponding Registration Statement such that the Corporation shall at all times have an effective shelf Canadian Prospectus (and corresponding Registration Statement) with sufficient capacity to qualify the distribution of all the Registrable Securities. The obligations of the Corporation under this Section 2.1(10) are subject to the same proviso as set out in Section 2.1(6)(d)(ii) regarding a Valid Business Reason.

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Section 2.2 Piggy-Back Registration Rights

If, at any time following the Effective Date, the Corporation proposes to make or file a Registration Statement or Canadian Prospectus for the Distribution for its own account or for the account of other securityholders exercising demand registration rights granted to such securityholders (other than Henset and its Permitted Assignees) (the “Other Distribution”), in a form and manner that, with appropriate changes, would permit the registration or qualification of Registrable Securities under such Registration Statement or Canadian Prospectus, the Corporation will, at that time, promptly give Henset written notice (the “Piggy-Back Notice”) of the proposed Distribution. Upon the written request of Henset, given within fifteen (15) Business Days after receipt of the Piggy-Back Notice (provided that if such proposed Distribution is to be effected as a bought deal or similar offering, the Corporation shall have provided notice thereof to Henset as promptly as practicable in the circumstances, in which case Henset shall be required to respond in a manner consistent with the time periods typical for transactions of such nature, and in any event prior to the launch of such bought deal or similar offering), that Henset and/or its Permitted Assignees wishes to include a specified number of the Registrable Securities in the Distribution, the Corporation will cause the Registrable Securities requested to be registered or qualified by Henset and/or its Permitted Assignees to be included in the Distribution (a “Piggy-Back Registration”). Notwithstanding the foregoing, the Corporation shall not be required to include all of the Registrable Securities requested to be qualified by Henset and/or its Permitted Assignees in a Piggy-Back Registration if, in connection with such Distribution, the Corporation is advised in good faith by its managing underwriter or underwriters to impose a limitation on the number or kind of securities which may be included in any such Distribution because, in its reasonable judgment, such limitation is necessary to effect an orderly public distribution, in which case the Corporation shall be required to include in such Distribution only such portion of the Registrable Securities as is determined in good faith by such managing underwriter(s) in the following priority: first, the securities offered by the Corporation for its own account and as contemplated in the Piggy-Back Notice; second, the Registrable Securities requested to be qualified by Henset and/or its Permitted Assignees under this Section 2.2, the securities offered for the account of another securityholder (other than Henset and/or its Permitted Assignees) exercising demand rights in respect of the Other Distribution, and/or the securities requested to be qualified by any other securityholder of the Corporation exercising its “piggy-back” rights, on a pro rata basis (based on the proportionate ownership of Subordinate Voting Shares by Henset and its Permitted Assignees to the ownership of Subordinate Voting Shares by such other securityholders). The Parties shall cooperate in good faith and in a timely manner in connection with any Piggy-Back Registration and related Distribution and the procedures in Schedule “A” shall apply.

Section 2.3 Expenses

(1)	Without limiting Section 2.3(2), all Distribution Expenses shall be paid by the Corporation.

(2)	Henset or its applicable Permitted Assignees will be solely responsible for all underwriting discounts, fees, commissions and transfer taxes attributable to the Registrable Securities to be sold by Henset or its applicable Permitted Assignees in a Demand Registration or Piggy- Back Registration, as the case may be and will be solely responsible for all legal fees and disbursements incurred by Henset and/or its Permitted Assignees in respect of their legal counsel in connection with any Demand Registration or Piggy-Back Registration.

Section 2.4 Restrictions on Other Agreements

The Corporation will not grant any right relating to the registration, qualification or Distribution of its securities, including any demand registration or piggy-back registration rights, to its securityholders if the exercise thereof prevents the Corporation from fulfilling its obligations under Article 2 ARTICLE 2of this Agreement without the prior written consent of Henset.

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Section 2.5 Indemnification

(1)	The Corporation shall indemnify and hold harmless, to the full extent permitted by law, Henset and each of its Permitted Assignees, and each of their respective officers, directors, managers, shareholders, employees, advisors, and agents from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation and legal expenses and any indemnity and contribution payments made to underwriters) (each, a “Loss” and collectively “Losses”) arising out of or based upon: (a)(i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which Registrable Securities are registered or sold under the U.S. Securities Act (including any final, preliminary or summary U.S. Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein), or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a U.S. Prospectus or preliminary U.S. Prospectus, in light of the circumstances under which they were made) not misleading, (b) any information or statement in a Canadian Prospectus that contains or is alleged to contain a misrepresentation or any omission of a Canadian Prospectus to contain full, true and plain disclosure of all material facts relating to the securities distributed thereunder, or (c) any violation or alleged violation by the Corporation or any of its subsidiaries of any law applicable to the Corporation or any of its subsidiaries and relating to action or inaction in connection with any Registration; provided, that Henset and its Permitted Assignees shall not be entitled to indemnification pursuant to this Section 2.5(1) in respect of any untrue statement or omission or any misrepresentation contained in any information relating to such Person furnished in writing by such Person to the Corporation specifically for inclusion in a Registration Statement or Canadian Prospectus and used by the Corporation in conformity therewith (such information “Selling Shareholder Information”). This indemnity shall be in addition to any liability the Corporation may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Person or any indemnified party and regardless of any indemnity agreed to in any underwriting agreement.

(2)	Henset agrees to indemnify and hold harmless, to the fullest extent permitted by law, the Corporation and its directors and officers from and against any Losses resulting from (a)(i) any untrue statement of a material fact in any Registration Statement under which Registrable Securities were registered or sold under the U.S. Securities Act (including any final, preliminary or summary U.S. Prospectus contained therein or any amendment thereof or supplement thereto or any documents incorporated by reference therein) or (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a U.S. Prospectus or preliminary U.S. Prospectus, in light of the circumstances under which they were made) not misleading, or (b) any information or statement in a Canadian Prospectus that contains a misrepresentation, in each case to the extent, but only to the extent, that such untrue statement or omission or such misrepresentation is contained in the Selling Shareholder Information. In no event shall the liability of Henset hereunder be greater in amount than the dollar amount of the proceeds from the sale of its or its Permitted Assignees’ Registrable Securities in the offering giving rise to such indemnification obligation, net of underwriting discounts and commissions but before expenses.

(3)	Any Person entitled to indemnification hereunder shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it forfeits substantive legal rights by reason of such delay or failure) and (b) permit such indemnifying party to assume the defense

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of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (i) the indemnifying party has agreed in writing to pay such fees or expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after receipt of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (iii) the indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (iv) in the reasonable judgment of any such Person (based upon advice of its counsel) a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action without the consent of the indemnified party. No indemnifying party shall consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation without the prior written consent of such indemnified party. If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld.

(4)	If for any reason the indemnification provided for in Section 2.5(1) or Section 2.5(2) is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein (other than as a result of exceptions or limitations on indemnification contained in Section 2.5(1) or Section 2.5(2), as applicable), then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things whether any untrue or alleged untrue statement of a material fact or misrepresentation or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement, misrepresentation or omission. The Parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 2.5(4) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.5(4). Notwithstanding the provisions of this Section 2.5(4), in connection with any Registration effected pursuant to this Agreement, Henset shall not be required to contribute any amount in excess of the dollar amount of the proceeds from the sale of its and/or its Permitted Assignees’ Registrable Securities in the offering giving rise to such indemnification obligation, net of underwriting discounts and commissions but before expenses.

(5)	The remedies provided for in this Section 2.5 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

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ARTICLE 3

TERMINATION

Section 3.1 Termination

This Agreement may be terminated at any time by mutual consent of the Parties, and shall automatically terminate on any date following the Effective Date on which Henset and its Permitted Assignees: (a) hold less than 20% of the voting rights attached to all outstanding voting securities of the Corporation, and (b) beneficially own less than 10% of the outstanding Subordinate Voting Shares on a non-diluted basis and assuming, for purposes of this clause (b), the conversion by Henset and its Permitted Assignees of all outstanding Multiple Voting Shares owned by them into Subordinate Voting Shares. In the event of the termination of this Agreement as provided in this Section 3.1, this Agreement shall be of no further force or effect and all rights and obligations of the Parties hereto shall be at an end; except for the provisions of Section 2.5, which shall survive any such termination.

ARTICLE 4

GENERAL

Section 4.1 Amendments

This Agreement shall not be amended, superseded or cancelled except by a written instrument signed by each of the Parties and any instrument purporting to amend, supersede or cancel this Agreement or any part hereof shall not be binding and shall be of no effect unless and until it has been executed and delivered by each of the Parties.

Section 4.2 Public Filing

The Parties hereby consent to the public filing of this Agreement if any Party is required to do so by applicable law or by applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange on which the Subordinate Voting Shares may be listed.

Section 4.3 Further Assurances

Each Party shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further reasonable acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to carry out the provisions of this Agreement; provided that in no event shall any Party be required to take any further action if and to the extent that such action would or would reasonably be expected to, in any material respect, increase or expand the obligations, duties or liabilities of that Party beyond the scope of its obligations, duties and liabilities set forth in this Agreement and any other agreement between the Parties.

Section 4.4 Assignment and Enurement

Neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party, except as provided herein to Permitted Assignees. Any rights of Henset hereunder may be exercised by any Permitted Assignee as if the Permitted Assignee was Henset; provided, however, that Henset and all of its Permitted Assignees shall have collectively only the same registration rights (including in terms of frequency) in the aggregate as Henset.

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Section 4.5 Entire Agreement

This Agreement and any agreement or document delivered in connection with this Agreement, constitutes the entire agreement between the Parties with respect to the matters herein and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof. There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided this Agreement.

Section 4.6 Waiver

The failure of a Party at any time or times to require performance of any provision hereof by any other Party shall in no manner affect the right of such Party to require such performance at a later time. No act or omission of any Party, other than an express written waiver signed by such Party, shall constitute a waiver by such Party of any representation, warranty, covenant, agreement or condition of this Agreement or any breach thereof by another Party. No waiver by a Party hereto of any representation, warranty, covenant, agreement or condition of this Agreement or any breach thereof by another Party, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of such or any other representation, warranty, covenant, agreement, condition or any breach.

Section 4.7 Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by email (return receipt requested) or delivered by registered mail or postage prepaid, addressed as follows:

(a)	to the Corporation:

Colliers International Group Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

Attention: Chief Financial Officer

Email: christian.mayer@colliers.com

With a copy to:

Fogler, Rubinoff LLP

77 King Street West, Suite 3000

Toronto, Ontario, Canada M5K 1G8

Attention: Elliott A. Vardin

Email: evardin@foglers.com

(b)	to Henset:

Henset Capital Inc.

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

Attention: Jay S. Hennick

Email: jay.hennick@colliers.com

With a copy to:

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Edward Waitzer and Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario, Canada M5L 1B9

Attention: Ed Waitzer and Sean Vanderpol

Email: ewaitzer@waitzerlaw.com

svanderpol@stikeman.com

or at such other address, fax number or email address of which the addressee may from time to time may notify the addressor. Any notice delivered before 5:00 p.m. on a Business Day in the place of delivery shall be deemed to have been validly and effectively given and received on the date of such delivery. If such day is not a Business Day, or if the notice is received after 5:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day.

Section 4.8 Severability

Any provision of this Agreement which is invalid, prohibited or unenforceable in any jurisdiction for any reason shall, as to such jurisdiction only, be ineffective and severable from this Agreement to the extent of such invalidity, prohibition or unenforceability but such invalidity, prohibition or unenforceability shall not invalidate or otherwise affect the remaining provisions of this Agreement nor shall it affect the validity or enforceability of such provision in any other jurisdiction.

Section 4.9 Counterparts

This Agreement may be executed in several counterparts, by original or facsimile signature or by or through such other electronic form in which a Party may place or evidence its signature hereon (including an electronic scan of same), each of which so executed shall be deemed to be an original and such counterparts together shall be deemed to be one and the same instrument, which shall be deemed to be executed as of the date first above written.

Section 4.10 Governing Law

This Agreement shall be governed by and construed in accordance with the internal laws of the Province of Ontario (without giving effect to principles of conflicts of laws) and the federal laws of Canada applicable therein and this Agreement shall in all respects be treated as an Ontario contract. The Parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario to resolve any dispute which may arise among them concerning this Agreement and the subject matters hereof.

Section 4.11 Remedies

Unless otherwise expressly provided herein, to the fullest extent permitted by applicable Laws, if any dispute, claim or other matter should arise concerning the interpretation, performance or breach of this Agreement or any action taken by a Party pursuant to this Agreement (such dispute, claim or other matter being referred to as a “Dispute”), such Dispute shall be determined by arbitration conducted by one arbitrator in the City of Toronto, Ontario in accordance with the Arbitration Act, 1991 (Ontario) (as amended) and a Party seeking arbitration of a Dispute shall so notify the other Parties by notice in writing (an “Arbitration Notice”), which Arbitration Notice shall set out reasonable particulars of the Dispute in respect of which arbitration is so being sought. Nothing in this Section 4.11 shall preclude a Party from instituting legal action seeking equitable relief in order to protect its rights pending the outcome of an arbitration hereunder.

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IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

COLLIERS GROUP INTERNATIONAL INC.

By: _____________________________________________

Name: Peter Cohen

Title: Lead Director and Chair of the Special Committee

[Signature Page to Registration Rights Agreement]

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HENSET CAPITAL INC.

By: ______________________________

Name: Jay S. Hennick

Title: President and Chief Executive Officer

By: ______________________________

Name: Lynda Cralli

Title: Secretary

[Signature Page to Registration Rights Agreement]

Schedule “A”

Registration Procedures

1.	In connection with the Corporation’s Demand Registration and Piggy-Back Registration obligations pursuant to this Agreement, the Corporation will use reasonable best efforts to effect the qualification or registration for the offer and sale or other disposition or Distribution of Registrable Securities held by Henset and/or its Permitted Assignees in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable, and in connection therewith the Corporation will:

(a)	prepare and file as promptly as practicable after the request for a Demand Registration has been delivered, in the English language and, if required, French language, with the applicable Securities Regulators, a preliminary Canadian Prospectus and/or Registration Statement under and in compliance with applicable securities laws relating to the applicable Demand Registration, including all exhibits, financial statements and such other related documents required by the applicable Securities Regulators to be filed therewith; provided, that the Corporation will furnish to Henset and the managing underwriters or underwriters, if any, copies of such preliminary Canadian Prospectus or Registration Statement and any amendments or supplements that the Corporation intends to file at least three (3) Business Days prior to their intended filing date, and shall make such changes in such documents concerning Henset and its Permitted Assignees as they, or their counsel, may reasonably request, and shall not file any Registration Statement or Canadian Prospectus or amendments or supplements thereto to which Henset and/or its Permitted Assignees, or the underwriters, if any, shall reasonably object;

(b)	prepare and file with the applicable Securities Regulators such amendments and post- effective amendments to the Registration Statement, such supplements to the U.S. Prospectus and such amendments and supplements to the Canadian Prospectus as may be (x) reasonably requested by Henset and/or its Permitted Assignees, or (y) necessary to keep such Registration Statement effective for the period of time required by this Agreement or to continue to qualify such Registrable Securities for distribution as required by this Agreement, and comply with provisions of the applicable securities laws with respect to the sale or other disposition of all securities covered by such Registration during such period in accordance with the intended method or methods of disposition by the sellers thereof;

(c)	notify Henset and/or its Permitted Assignees and the managing underwriter or underwriters, if any, and (if requested) confirm such notice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Corporation (i) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable U.S. Prospectus, Canadian Prospectus, or any amendment or supplement thereto, has been filed (and, in the case of a Canadian Prospectus, when a receipt or mutual reliance review decision document, as applicable, has been issued therefor), (ii) of any written comments by the Securities Regulators, or any request by the Securities Regulators or other governmental authority in any jurisdiction for amendments or supplements to any such Registration Statement, U.S. Prospectus or Canadian Prospectus or to any marketing materials, or for additional information (whether before or after the effective date of the Registration Statement) or any other correspondence with the Securities Regulators relating to, or which may affect, the Registration, (iii) of the issuance by the Securities Regulators of any stop order suspending the effectiveness of such Registration Statement or any order by the

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Securities Regulators or any other regulatory authority preventing or suspending the use of any preliminary or final U.S. Prospectus or Canadian Prospectus or marketing materials, or the initiation or threatening of any proceedings for such purposes, (iv) if, at any time, the representations and warranties of the Corporation in any applicable underwriting agreement cease to be true and correct in all material respects and (v) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering, sale or distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(d)	promptly notify Henset and/or its Permitted Assignees and the managing underwriter or underwriters, if any, when the Corporation becomes aware of the happening of any event as a result of which any applicable Registration Statement or the U.S. Prospectus included in such Registration Statement (as then in effect) contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such U.S. Prospectus or any preliminary U.S. Prospectus, in light of the circumstances under which they were made) not misleading or as a result of which any Canadian Prospectus or marketing materials would contain a misrepresentation or a statement otherwise misleading or untrue, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, U.S. Prospectus, Canadian Prospectus or marketing materials in order to comply with the U.S. Securities Act or Canadian Securities Laws and, as promptly as reasonably practicable thereafter, prepare and file with the SEC and/or the applicable Canadian Securities Regulator, and furnish without charge to Henset and/or its Permitted Assignees and the managing underwriter or underwriters, if any, an amendment or supplement to such Registration Statement, U.S. Prospectus, Canadian Prospectus or marketing materials which shall correct such misstatement or omission or effect such compliance;

(e)	use its reasonable best efforts to prevent, or obtain the withdrawal of any stop order, cease trade order or other order suspending the use of any Canadian Prospectus or Registration Statement or suspending any qualification of the Registrable Securities covered by such Canadian Prospectus or Registration Statement;

(f)	promptly incorporate in a U.S. Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment such information as the managing underwriter or underwriters and the selling Holders agree should be included therein relating to the plan of distribution with respect to such Registrable Securities; and make all required filings of such U.S. Prospectus supplement, Issuer Free Writing Prospectus or post- effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such U.S. Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

(g)	furnish to Henset and/or its Permitted Assignees and each underwriter, if any, without charge, as many conformed copies as they may reasonably request of any applicable Registration Statement or Canadian Prospectus and any amendment or post-effective amendment or supplement thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(h)	deliver to Henset and/or its Permitted Assignees and the underwriters, if any, as many copies of the Canadian Prospectus or Registration Statement, as applicable, and any

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amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Canadian Prospectus and any Registration Statement or any amendment thereto by Henset and/or its Permitted Assignees and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the Canadian Prospectus and the Registration Statement or any amendment or supplement thereto) and such other documents as Henset and/or its Permitted Assignees may reasonably request in order to facilitate the disposition of the Registrable Securities;

(i)	use reasonable best efforts to make available its employees and personnel for participation in a customary offering marketing process, including investor meetings, conference calls, a “road show” and other marketing efforts and otherwise provide reasonable assistance to the managing underwriter or underwriters, taking into account the requirements of the marketing process, in the marketing of Registrable Securities;

(j)	on or prior to the date on which a receipt is issued for the Canadian Prospectus or Registration Statement by the applicable Securities Regulators, use reasonable best efforts to qualify, and cooperate with Henset and/or its Permitted Assignees, the managing underwriter, underwriters or agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for offer and sale under applicable securities laws of each applicable jurisdiction as any such Person, underwriter or agent reasonably requests in writing provided that the Corporation will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(k)	in connection with any underwritten offering, enter into customary agreements, including an underwriting agreement with the underwriter or underwriters, such agreements to contain such representations and warranties by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions;

(l)	use its reasonable best efforts to obtain:

(i)	a customary legal opinion, in the form and substance as is customarily given by company counsel in securities offerings, addressed to Henset and/or its applicable Permitted Assignees and the underwriters, if any, and such other Person as Henset may reasonably specify;

(ii)	a letter from the Corporation’s auditors, in form and substance as is customarily given by auditors in securities offerings, addressed to Henset and/or its applicable Permitted Assignees and the underwriters, if any, and such other Person as Henset may reasonably specify; and

(iii)	if the Canadian Prospectus is filed in Québec, opinions of Québec counsel for the Corporation and the auditors of the Corporation addressed to Henset and/or its applicable Permitted Assignees and the underwriters, if any, and such other Person as Henset may reasonably specify, and relating to the translation of the Canadian Prospectus and the respective documents incorporated by reference therein;

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(m)	furnish to Henset and/or its Permitted Assignees and the managing underwriter or underwriters, if any, and such other Person as Henset may reasonably specify, such corporate certificates, satisfactory to Henset acting reasonably, as are customarily furnished in securities offerings, and, in each case, covering substantially the same matters as are customarily covered in such documents in the relevant jurisdictions and such other matters as Henset may reasonably request;

(n)	use its reasonable best efforts to cause all of the Registrable Securities to be listed and posted for trading on each securities exchange on which any of the Corporation’s equity securities are then listed or quoted and on each inter-dealer quotation system on which any of the Corporation’s equity securities are then quoted; and

(o)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of Henset and/or its Permitted Assignees under this Agreement.

2.	The Corporation may require Henset and/or its Permitted Assignees to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to Henset and its ownership of Subordinate Voting Shares and Multiple Voting Shares as the Corporation may from time to time reasonably request in writing as may be required by the Corporation to comply with applicable securities laws in each jurisdiction in which a Demand Registration or Piggy-Back Registration is to be effected. Henset agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement and applicable securities laws.